UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
or
         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-7657
A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN EXPRESS COMPANY
200 Vesey Street
New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedules

*    Other schedules required under Section 2520.103 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
American Express Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the American Express Retirement Savings Plan (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion on the Financial Statements
The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules
The supplemental schedules listed in the table of contents as of December 31, 2020 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditor since 2021.

Houston, Texas
June 23, 2021

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of American Express Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) as of December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 22, 2020
We have served as the Plan’s auditor since 2006.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2020 and 2019

(Thousands)	2020	2019
Assets
Investments, at fair value:
Money market funds	$76,393	$68,916
Corporate debt instruments	140,014	93,564
Common stocks	2,353,264	2,131,365
U.S. Government and agency obligations	202,259	208,692
Common/collective trusts	2,668,893	2,285,893
Mutual funds	466,904	390,915
Self-directed brokerage accounts	140,110	138,364
Other investments	169,990	155,022
Total investments, at fair value	6,217,827	5,472,731

Fully benefit responsive investment contracts, at contract value	738,829	572,415
Due from brokers	7,529	4,213
Cash (non-interest bearing)	8,428	5,553
Receivables:
Notes receivable from participants	69,734	84,655
Investment income accrued	4,125	3,600
Employer contributions	79,376	94,504
Total Assets	7,125,848	6,237,671

Liabilities
Accrued expenses	2,936	2,641
Due to brokers	30,586	8,678
Total Liabilities	33,522	11,319
Net assets available for benefits	$7,092,326	$6,226,352

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2020

(Thousands)	2020
Contributions
Employer	$189,871
Employee	206,171
Rollovers	16,751
Total contributions	412,793

Investment income
Net appreciation of investments	901,445
Interest and dividends	64,841
Other income	1,316
Total investment income	967,602

Interest on notes receivable from participants	4,079
Total additions to net assets	1,384,474

Withdrawal payments	(505,292)
Administrative expenses	(13,208)
Total deductions from net assets	(518,500)

Net increase in net assets available for benefits	865,974

Net assets available for benefits at beginning of year	6,226,352
Net assets available for benefits at end of year	$7,092,326

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1.Description of the Plan
General
The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire, and eligible employees hired for the first time on or after January 1, 2017 are covered by the Plan’s automatic enrollment provisions. Eligible employees can qualify to receive Company contributions, if any, upon completion of six months of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document (“Plan Document”) is the exclusive governing document and should be referred to for more complete information.
Administration
The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions. Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Global Benefits.

Wells Fargo Bank, N.A. was the trustee, custodian and recordkeeper for the Plan as of December 31, 2020. On July 1, 2019, Principal Financial Group (“Principal Financial”) announced that it had closed its acquisition of Wells Fargo & Company's Institutional Retirement & Trust business. Following completion of a Request for Proposal process, EBAC approved the retention of Principal Financial as trustee, custodian and recordkeeper for the Plan. Principal Financial replaced Wells Fargo as the trustee and recordkeeper at the end of May 2021, although Wells Fargo Bank, N.A. continues to act as custodian of the Plan's assets for the benefit of Principal Financial and is expected to retain this role until later in 2021.

Compensation
The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, most commissions and most cash incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $285,000 in 2020 and $280,000 in 2019, before tax deductions and certain other withholdings.

Contributions
The Plan currently provides for the following contributions:

Elective Contributions
Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax-favored plans. For 2020 and 2019, this limit was $19,500 and $19,000, respectively, for participants under age 50 and $26,000 and $25,000, respectively, for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2020 and 2019 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Eligible employees hired for the first time on or after January 1, 2017 are automatically enrolled to make Before-Tax Contributions equal to 3% of Total Pay, with a 1% automatic increase each year until the rate reaches 10%, unless the employee makes an alternative election to contribute at a different rate or opt out of automatic enrollment. Prior to September 1, 2019, automatic enrollment contribution elections applied only to base pay, but became applicable to overtime and eligible incentive pay for paychecks issued after that date.

Effective January 1, 2022, the automatic enrollment rate for Before-Tax contributions will increase to 6% of Total Pay, with a 1% automatic increase each year until the rate hits 10%.

Company Matching Contributions
The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 6% of Total Pay after a participant’s completion of six months of service.

Profit Sharing Contributions and Fixed Rate Contributions
Upon a participant’s completion of six months of service, additional Company contributions may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that Plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions comprised 2.00% of eligible participants’ Total Pay in 2020 and 3.00% of Total Pay in 2019.

Effective January 1, 2021, the Company implemented an annual Fixed Rate Contribution to replace the annual discretionary Profit Sharing Contribution.

Qualified Non-Elective Contributions
The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution allocated in accordance with the Company's direction at the time the QNEC is approved. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions.

Disability Contributions
Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Profit Sharing Contributions, Fixed Rate Contributions and Matching Contributions.

Transfer of Account Balances
A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be allocated among the Plan’s investment options on a daily basis.

Participant Rollovers
A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.

In-Plan Roth Conversions
The Plan allows for in-Plan Roth conversions.

Vesting
Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Company Matching Contributions
Company Matching Contributions and investment earnings thereon are immediately 100% vested.
Profit Sharing Contributions and Fixed Rate Contributions
Profit Sharing Contributions and Fixed Rate Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Qualified Non-Elective Contributions
QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.

Disability Contributions
Disability Contributions are immediately 100% vested.

Forfeitures
Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks as to which the payee cannot be located, are used to pay Plan expenses or to reduce future Company contributions. Amounts attributable to uncashed checks may, in accordance with EBAC’s direction, be allocated wholly or partly to a reserve to cover future claims for these benefits or be treated in accordance with the normal rules for forfeitures. Forfeited non-vested balances were $1.7 million and $1.6 million as of December 31, 2020 and 2019, respectively. Accrued 2020 and 2019 Profit Sharing Contributions made to the Plan in March 2021 and March 2020, were reduced by $1.3 million and $1.0 million, respectively, from forfeited account balances.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants
Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may make arrangements with the Recordkeeper to pay the loan in full, or make installment payments. If arrangements are not made for the payment of the outstanding loan balance, the loan amount will be considered in default and the outstanding loan balance will be offset from the account balance, subject to income tax regulations.
Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. The interest rate determination is based on the prime rate plus one percentage point. In the event of a loan default, the loan is treated as a distribution (i.e., as an early withdrawal of funds from the Plan for tax purposes), which subjects the participant to income tax plus any penalties imposed by the Code based on the loan balance. If the participant is still employed, the loan balance is taxed as a “deemed distribution” but remains outstanding as an obligation of the participant until it is either repaid or the participant terminates employment.  In the event of a termination, either voluntary or involuntary, the loan balance is treated as an actual distribution and deducted from the participant’s Plan account balance. Loans outstanding to participants at December 31, 2020, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through November 2050.

During 2020, enhanced loan limits and the option to suspend loan repayments were made available to qualifying participants as permitted by the Coronavirus Aid, Relief and Economic Security Act (the CARES Act).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Tax Deferrals
As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed. Amounts that are converted to Roth status through an in-plan Roth conversion are taxed when converted (with the exception of After-Tax Contributions; however, earnings on After-Tax Contributions are subject to tax when converted), and thereafter are subject to the Roth taxation rules.

Distributions and Withdrawals
Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until April 1st of the year following the year in which the participant attains age 72 (age 70-1/2 if the participant had already attained age 70-1/2 as of December 31, 2019). 2019 required minimum distributions were paid as usual on April 1, 2020, notwithstanding the suspension of required minimum distributions permitted under the CARES Act, but 2020 required minimum distributions due thereafter were not paid unless requested. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balances subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.

Expenses
The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to separately managed investment funds are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits. Fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest are not included in the Statement of Changes in Net Assets Available for Benefits as expenses, but reduce the asset value of that mutual fund or collective trust. Additional expenses are associated with the SDA, and participants electing to invest through the SDA are charged directly for these fees through their SDA.

The Plan's recordkeeper charges the Plan for recordkeeping of participant accounts, as well as trust and custody of plan assets. The Plan’s fee structure provides for a flat per-participant fee. The Plan’s investment adviser, NEPC, LLC, receives its compensation primarily in the form of a flat fee for its investment advisory services, which is paid by the Plan, plus an additional flat fee related to the oversight of the asset allocation of the Retirement Funds, which is charged to the Plan’s Retirement Funds on a pro rata basis. Additionally, as described in Note 8, the Plan reimburses the Company for direct expenses (salary and benefit costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Amounts Based on Estimates and Assumptions
Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Cash and Cash Equivalents
Cash includes cash on hand, while cash equivalents include other highly liquid investments with an original maturity of 90 days or less, such as money market funds. All cash equivalents are presented within the "Money Markets" and "Self-Directed Brokerage Accounts" line items in the financial statements and are reported on “Schedule H, Line 4i”.

Investment Valuation and Income Recognition
Investments are generally reported at fair value, with the exception of fully benefit responsive investment contracts, which are reported at contract value. Investments traded on securities exchanges, including common and preferred stocks, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. The fair value of the Plan’s corporate debt instruments, U.S. Government and agency securities, municipal bonds and foreign bonds, is valued using a variety of observable market inputs, depending on the type of security being priced, and are obtained from pricing services engaged by the Plan’s Trustee. See Note 3 (Fair Value Measurements) for a detailed discussion of the valuation techniques.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment option in which the dividends and interest income arose, provided that restrictions may apply to investments held under the SDA, and with the exception of the American Express Company Stock Fund, which is an investment option and an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Subsequent Events
The Plan has evaluated subsequent events or transactions for potential recognition or disclosure through June 23, 2021, the date the financial statements were available to be issued. The Plan determined that there are no subsequent events or transactions that require additional disclosure.

Recently Issued Accounting Standards
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13 - Changes to the Disclosure Requirements for Fair Value Measurement, which became effective for the 2020 Plan year. The Plan elected to early adopt this guidance for the 2018 Plan year, which did not have a significant impact on the Plan's financial statement disclosures.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:
•     Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.
•     Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:
–    Quoted prices for similar assets or liabilities in active markets;
–    Quoted prices for identical or similar assets or liabilities in markets that are not active;
–    Inputs other than quoted prices that are observable for the asset or liability; and
–    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•     Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually.

The Plan corroborates the prices provided by its Trustee’s pricing services to test their reasonableness by comparing their prices to valuations from a different pricing source. In instances where price discrepancies are identified between different pricing sources, the Plan would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities.

Financial Assets Carried at Fair Value
Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks and fixed income securities. As such, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants, as discussed in Note 4 (Investments).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2020:

Description (Thousands)	Total	Level 1		Level 2
Money market funds	$76,393	$76,393	$	―
Corporate debt instruments	140,014	―		140,014
Common stocks	2,353,264	2,353,264		―
Common/Collective trusts	1,171,445	―		1,171,445
U.S. Government and agency obligations	202,259	―		202,259
Mutual funds	466,904	466,904		―
Self-directed brokerage accounts	140,110	140,110		―
Other investments	169,990	―		169,990
Total assets in the fair value hierarchy	$4,720,379	$3,036,671		$1,683,708
Common/collective trusts measured at net asset value ("NAV")	1,497,448
Total investments, at fair value	$6,217,827
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2019:

Description (Thousands)	Total	Level 1		Level 2
Money market funds	$68,916	$68,916	$	―
Corporate debt instruments	93,564	―		93,564
Common stocks	2,131,365	2,131,365		―
Common/Collective trusts	1,000,132	―		1,000,132
U.S. Government and agency obligations	208,692	―		208,692
Mutual funds	390,915	390,915		―
Self-directed brokerage accounts	138,364	138,364		―
Other investments	155,022	―		155,022
Total assets in the fair value hierarchy	$4,186,970	$2,729,560		$1,457,410
Common/collective trusts measured at NAV	1,285,761
Total investments, at fair value	$5,472,731

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value
For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:
Level 1:
•Money market funds are valued at NAV, which represents the exit price.
•Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date.
•Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded.
•The Plan’s self-directed brokerage accounts are primarily comprised of mutual funds and in some cases Ameriprise Financial common stock and are valued at fair value using the corresponding valuation techniques as previously described.
Level 2:
•The fair values for the Plan’s corporate debt instruments, U.S. Government and agency obligations (which also include state and local government obligations) and Other investments (asset-backed securities, foreign sovereign debt and private placement bonds), are obtained primarily from pricing services engaged by the Plan’s Trustee. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. The Trustee does not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services for 2020 and 2019. The Plan reaffirms its understanding of the valuation techniques used by the Trustee’s pricing services at least annually. The Plan classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.
•Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are not registered with the SEC (unlike mutual funds, which are registered with the SEC), and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading and is corroborated with observable inputs provided by pricing services for the securities. To the extent the NAV is made publicly available, these common/collective trusts are classified within Level 2 of the fair value hierarchy and the NAVs represent the exit price for the funds.
Level 3:
•There are no Level 3 securities held by the Plan.
Assets Measured at NAV:
•For common/collective trusts whose NAVs are communicated only to investors in the trusts and are not publicly available, the NAVs are being used as practical expedient for fair value and represent the exit price for the funds.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The fair values of the financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2020 and 2019 and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date. There were no transfers among the levels of fair value hierarchy during the years ended December 31, 2020 and 2019.

Fair Value of Investments Using NAV as Practical Expedient

The following tables summarize investments measured at fair value based on NAV per share/unit as of December 31, 2020 and 2019, respectively:

As of December 31, 2020	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	1,497,448	As needed	Up to 5 days

As of December 31, 2019	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	1,285,761	As needed	Up to 5 days

a.Common/collective trusts are invested to gain exposure to broad public indices, including U.S., international developed and emerging market equity securities and fixed income securities.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
4. Investments
The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed (although in some cases, an actively managed option may also include a passively managed component) and four are passively managed (also known as index funds). In addition, target date funds (the “Retirement Funds”) that invest in a mix of the actively managed Core Investment Options based on target retirement dates are also available, and the age-appropriate Retirement Fund for the year in which a participant turns 65 generally serves as the Plan’s “default investment” to the extent a participant does not have a valid investment election on file. Additional investment options include an SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.

A brief description of the investment options available to participants at December 31, 2020, is set forth below:

Core Investment Options
RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several managers (and in some cases, also including a passively managed component) within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using the underlying investment managers’ investment management skills.

The actively managed Stable Value Fund invests in diversified pools of U.S. Government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.

The Stable Value Fund holds a portfolio of book value wrap contracts that are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of common/collective trusts, fixed income strategies and a portfolio of actively managed fixed income securities, referred to as the Stable Value Fund assets. Under the book value wrap contracts, the book value wrap provider is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Stable Value Fund assets. A portion of the Stable Value Fund assets are held in a separate account at MetLife as a condition for MetLife to provide its life insurance separate account contract, which provides similar participant benefit payments as a book value wrap contract. The assets in the MetLife separate account are not subject to the liabilities of the general account of MetLife. While the contracts are designed to protect the Stable Value Fund against interest rate risk, the Stable Value Fund is still exposed to risk if issuers of the Stable Value Fund assets default on payment of interest or principal, but this risk is mitigated because the underlying Stable Value Fund assets in the Stable Value Fund bond portfolio are backed by the U.S. Government. The contracts may not cover participant benefit payments at contract value upon the occurrence of certain events, described below, involving the Stable Value Fund, American Express as its plan sponsor (“Plan Sponsor”) or Ameriprise Trust Company, an affiliate of Ameriprise Financial, Inc., its investment manager.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at contract value, rather than fair value, on the Statements of Net Assets. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer and therefore also limit the ability of the Plan to transact at contract value with the participants of the Plan. These events may be different under each contract. Examples of such events include the following:

•The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
•Premature termination of the contracts;
•Plan termination or merger;
•Changes to the Plan’s administration of competing investment options; and
•Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
The Plan believes no such events are probable of occurring.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•An uncured violation of the Plan’s investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; and
•A material amendment to the agreements without the consent of the issuer.

The Plan believes no such events are probable of occurring.
RSPIC has also created four passively-managed (index) Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. Each passively-managed Core Investment Option seeks to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.

Self-Directed Accounts
The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.

American Express Company Stock Fund
The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.

A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and current market volatility, including as a result of the COVID-19 pandemic, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 21, 2016, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The Plan has been amended after the period covered by the determination letter. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2020 and 2019:

(Thousands)	2020	2019
Net assets available for benefits per the financial statements	$7,092,326	$6,226,352
Difference between contract value and fair value of fully benefit-responsive investment contracts	17,965	4,113
Loans deemed distributed	(300)	(340)
Net assets available for benefits per the Form 5500	$7,109,991	$6,230,125

The following is a reconciliation of net income per the financial statements to Form 5500 for the year ended December 31, 2020:

(Thousands)	2020
Net increase in net assets available for benefits per the financial statements	$865,974
Adjustment for difference between contract value and fair value of fully benefit-responsive investment contracts	13,852
Change in deemed distributions of participant loans	40
Net income per the Form 5500	$879,866

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
8. Related Parties and Parties-In-Interest Transactions
The Plan allows for transactions with, and certain investments in, certain parties that may perform services for, or have fiduciary responsibilities to, the Plan, including Wells Fargo Bank, N.A., the Trustee as of December 31, 2020, and its affiliates as well as investment managers appointed by RSPIC. Transactions with these parties are considered party-in-interest transactions, but not considered prohibited transactions under ERISA. As noted in Supplemental Schedule H, Line 4i, the Plan held investments with parties-in-interest in Wells Fargo Bank, N.A. and its affiliates, Ameriprise Financial, Inc. and its affiliates, BlackRock Institutional Trust Company, N.A. and its affiliates, Fidelity Investment Management and its affiliates, J.P. Morgan Investment Management, Inc. and its affiliates, MetLife Inc. and its affiliates, Morgan Stanley and its affiliates, Principal Financial Group and its affiliates and Vanguard Fiduciary Trust as of both December 31, 2020 and 2019. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered party-in-interest transactions.

Berkshire Hathaway, Inc. and its affiliates are considered “parties-in-interest” due to ownership interests in the Company. The Plan holds certain securities in Berkshire Hathaway in accordance with investment strategies directed by its qualified professional asset managers.

Charles Schwab and Co., Inc and its affiliates became a service provider and party-in-interest as of May 25, 2021.

Additionally, the Company is considered a party-in-interest as well as a related party. As of December 31, 2020 and 2019, the Plan held 5,015,340 shares of American Express Company common stock valued at $606 million and 5,427,964 shares valued at $676 million, respectively. During the 2020 plan year the Plan acquired 84,567 shares of American Express Company common stock valued at $9 million through dividend reinvestments and sold 329,943 shares valued at $36 million. The Plan reimburses the Company for direct expenses (salary and benefits costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

SUPPLEMENTAL SCHEDULES

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
for the Year Ended December 31, 2020

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$38	—	$38	—	—
In 2020, the Company untimely remitted a contribution deducted from a participant's paycheck. The Company remitted the delinquent participant contribution to the Plan and restored lost earnings on March 31, 2021.

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	Money Market Funds
*	FIDELITY MM GOVT PORTFOLIO #57	76,394	76,393

	Corporate Debt Instruments
	ABBOTT LABORATORIES 1.150% 1/30/28	170	172
	ABBOTT LABORATORIES 1.400% 6/30/30	160	162
	ABBVIE INC 2.800% 3/15/23	620	648
	ABBVIE INC 3.200% 11/21/29	349	391
	ABBVIE INC 4.050% 11/21/39	485	587
	ABBVIE INC 4.400% 11/06/42	395	496
	ABBVIE INC 4.500% 5/14/35	160	201
	ACE INA HOLDINGS 2.700% 3/13/23	200	211
	AEP TRANSMISSION CO 3.150% 9/15/49	120	134
	AEP TRANSMISSION CO 4.000% 12/01/46	62	77
	AERCAP IRELAND CAP 3.950% 2/01/22	230	237
	AERCAP IRELAND CAP/G 3.150% 2/15/24	655	687
	AERCAP IRELAND CAP/G 4.125% 7/03/23	200	214
	AERCAP IRELAND CAP/G 4.450% 4/03/26	150	168
	AERCAP IRELAND CAP/G 4.500% 9/15/23	605	656
	AETNA INC 3.875% 8/15/47	250	298
	AFLAC INC 3.250% 3/17/25	200	221
	AIR LEASE CORP 2.625% 7/01/22	179	184
	AIR LEASE CORP 2.875% 1/15/26	265	280
	AIR LEASE CORP 3.250% 3/01/25	81	87
	AIR LEASE CORP 3.250% 10/01/29	415	439
	AIR LEASE CORP 3.375% 7/01/25	162	174
	AIR LEASE CORP 3.750% 6/01/26	124	136
	ALABAMA POWER CO 5.700% 2/15/33	200	273
	ALBEMARLE CORP 5.450% 12/01/44	50	60
	ALBERTA ENERGY CO LT 7.375% 11/01/31	50	59
	ALEXANDRIA REAL ESTA 1.875% 2/01/33	140	140
	ALEXANDRIA REAL ESTA 3.800% 4/15/26	34	39
	ALEXANDRIA REAL ESTA 4.000% 2/01/50	174	216
	AMAZON.COM INC 3.875% 8/22/37	110	137
	AMER AIRLINE 16-2 AA 3.200% 6/15/28	162	158
	AMER AIRLINE 16-3 AA 3.000% 4/15/30	192	188
	AMER AIRLINE 17-1 AA 3.650% 2/15/29	57	58
	AMER AIRLN 14-1 A PT 3.700% 10/01/26	102	95
	AMERICA MOVIL SAB DE 3.625% 4/22/29	205	232

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
AMERICA MOVIL SAB DE 4.375% 4/22/49	200	256
AMERICAN CAMPUS CMNT 2.850% 2/01/30	251	263
AMERICAN CAMPUS COMM 3.625% 11/15/27	229	252
AMERICAN FINANCIAL 3.500% 8/15/26	150	164
AMERICAN INTL GROUP 3.875% 1/15/35	200	240
AMERICAN TOWER CORP 1.500% 1/31/28	345	347
AMERICAN TOWER CORP 1.875% 10/15/30	295	298
AMERICAN TOWER CORP 2.100% 6/15/30	150	154
AMERICAN TOWER CORP 2.250% 1/15/22	100	102
AMERICAN TOWER CORP 2.900% 1/15/30	60	65
AMERICAN TOWER CORP 2.950% 1/15/51	230	231
AMERICAN TOWER CORP 3.375% 10/15/26	56	63
AMERICAN TOWER CORP 3.700% 10/15/49	220	250
AMERICAN WATER CAPIT 3.450% 6/01/29	150	173
AMGEN INC 2.200% 2/21/27	135	145
AMGEN INC 3.150% 2/21/40	315	347
ANALOG DEVICES INC 3.125% 12/05/23	61	66
ANALOG DEVICES INC 4.500% 12/05/36	95	114
ANHEUSER-BUSCH COS 4.700% 2/01/36	788	1,001
ANHEUSER-BUSCH COS 4.900% 2/01/46	215	280
ANHEUSER-BUSCH INBEV 4.350% 6/01/40	370	454
ANHEUSER-BUSCH INBEV 4.375% 4/15/38	190	235
ANHEUSER-BUSCH INBEV 4.439% 10/06/48	240	299
ANHEUSER-BUSCH INBEV 4.500% 6/01/50	480	606
ANHEUSER-BUSCH INBEV 4.600% 6/01/60	175	225
ANHEUSER-BUSCH INBEV 4.700% 2/01/36	120	150
ANHEUSER-BUSCH INBEV 4.750% 4/15/58	7	9
ANTHEM INC 3.350% 12/01/24	70	77
ANTHEM INC 4.101% 3/01/28	140	166
APPLE INC 3.250% 2/23/26	80	90
APPLE INC 3.450% 2/09/45	85	103
APPLE INC 3.750% 9/12/47	180	226
APPLE INC 3.850% 8/04/46	129	166
ARROW ELECTRONICS IN 3.250% 9/08/24	66	71
ARROW ELECTRONICS IN 3.875% 1/12/28	55	62
ASSURANT INC 4.200% 9/27/23	105	115
ASTRAZENECA PLC 1.375% 8/06/30	140	139
ASTRAZENECA PLC 2.125% 8/06/50	140	131
ASTRAZENECA PLC 4.000% 9/18/42	60	74

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	ASTRAZENECA PLC 6.450% 9/15/37	70	108
	AT&T INC 1.650% 2/01/28	265	270
	AT&T INC 2.250% 2/01/32	450	457
	AT&T INC 2.300% 6/01/27	560	597
	AT&T INC 3.100% 2/01/43	675	685
	AT&T INC 3.500% 6/01/41	154	166
	AT&T INC 4.300% 2/15/30	172	206
	ATMOS ENERGY CORP 5.500% 6/15/41	100	144
	AUTOZONE INC 1.650% 1/15/31	190	188
	BAKER HUGHES HLDGS L 5.125% 9/15/40	50	66
	BALTIMORE GAS & ELEC 2.900% 6/15/50	110	118
	BALTIMORE GAS & ELEC 3.500% 8/15/46	70	81
	BANCO SANTANDER SA 2.746% 5/28/25	400	427
	BANCO SANTANDER SA 2.749% 12/03/30	200	206
	BANK OF AMERICA CORP 3.950% 4/21/25	300	338
	BANK OF NOVA SCOTIA 4.500% 12/16/25	50	58
	BANK OF NY MELLON CO 2.500% 4/15/21	55	55
	BARCLAYS PLC 1.007% 12/10/24	391	394
	BARCLAYS PLC 2.645% 6/24/31	440	458
	BAT CAPITAL CORP 2.259% 3/25/28	190	197
	BAT CAPITAL CORP 3.734% 9/25/40	130	136
	BAT CAPITAL CORP 3.984% 9/25/50	200	209
	BAT CAPITAL CORP 4.540% 8/15/47	55	61
	BAT INTL FINANCE PLC 1.668% 3/25/26	145	148
	BAXALTA INC 3.600% 6/23/22	15	16
	BAXALTA INC 5.250% 6/23/45	7	10
	BBVA USA 2.500% 8/27/24	250	265
*	BERKSHIRE HATHAWAY 4.200% 8/15/48	400	528
	BHP FIN USA LTD 6.420% 3/01/26	300	381
	BIOGEN INC 2.250% 5/01/30	264	276
	BIOGEN INC 3.150% 5/01/50	75	78
*	BLACKROCK INC 3.250% 4/30/29	200	231
	BOARDWALK PIPELINES 3.400% 2/15/31	165	172
	BOARDWALK PIPELINES 4.800% 5/03/29	105	120
	BOEING CO 1.950% 2/01/24	340	350
	BOEING CO 2.750% 2/01/26	330	347
	BOEING CO 3.100% 5/01/26	175	187
	BOEING CO 4.508% 5/01/23	558	603
	BOEING CO 4.875% 5/01/25	135	154

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
BOEING CO 5.150% 5/01/30	210	254
BOEING CO 5.705% 5/01/40	175	227
BOSTON PROPERTIES LP 3.125% 9/01/23	30	32
BOSTON PROPERTIES LP 3.200% 1/15/25	76	83
BOSTON PROPERTIES LP 3.650% 2/01/26	74	84
BOSTON SCIENTIFIC CO 4.000% 3/01/29	136	160
BP CAP MARKETS AMERI 1.749% 8/10/30	255	257
BP CAP MARKETS AMERI 2.772% 11/10/50	185	184
BP CAP MARKETS AMERI 2.939% 6/04/51	175	179
BP CAP MARKETS AMERI 3.017% 1/16/27	135	149
BP CAPITAL MARKETS 3.279% 9/19/27	80	90
BRISTOL-MYERS SQUIBB 1.125% 11/13/27	385	389
BRISTOL-MYERS SQUIBB 3.200% 6/15/26	183	206
BRISTOL-MYERS SQUIBB 3.900% 2/20/28	140	166
BRISTOL-MYERS SQUIBB 4.125% 6/15/39	122	155
BRISTOL-MYERS SQUIBB 5.000% 8/15/45	225	325
BRISTOL-MYERS SQUIBB 5.700% 10/15/40	91	133
BRIXMOR OPERATING PA 3.850% 2/01/25	120	131
BROADCOM INC 4.250% 4/15/26	300	344
BROADCOM INC 4.750% 4/15/29	400	477
BROOKFIELD FINANCE 3.900% 1/25/28	55	63
BROOKFIELD FINANCE 4.700% 9/20/47	64	81
BROOKFIELD FINANCE 4.850% 3/29/29	96	118
BROWN & BROWN INC 2.375% 3/15/31	490	513
BUCKEYE PARTNERS LP 5.850% 11/15/43	195	192
BURLINGTN NORTH SANT 3.550% 2/15/50	139	171
BURLINGTN NORTH SANT 4.375% 9/01/42	130	172
BURLINGTON NORTH SAN 6.150% 5/01/37	60	92
CAMPBELL SOUP CO 3.125% 4/24/50	66	70
CANADIAN PACIFIC RR 5.750% 3/15/33	70	96
CAPITAL ONE FINANCIA 3.750% 4/24/24	200	219
CAPITAL ONE FINANCIA 3.750% 7/28/26	88	100
CAPITAL ONE FINANCIA 4.200% 10/29/25	60	69
CATERPILLAR INC 6.050% 8/15/36	100	150
CBS CORP 4.000% 1/15/26	292	334
CELANESE US HOLDINGS 3.500% 5/08/24	218	236
CENTERPOINT ENER HOU 3.000% 2/01/27	91	100
CHARLES SCHWAB CORP 0.900% 3/11/26	25	25
CHARLES SCHWAB CORP 3.200% 3/02/27	150	168

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CHARTER COMM OPT LLC 3.700% 4/01/51	130	135
CHARTER COMM OPT LLC 3.750% 2/15/28	420	471
CHARTER COMM OPT LLC 5.375% 4/01/38	48	60
CHARTER COMM OPT LLC 6.384% 10/23/35	252	345
CHARTER COMM OPT LLC 6.834% 10/23/55	70	106
CHEVRON CORP 2.236% 5/11/30	95	102
CHEVRON CORP 2.566% 5/16/23	210	221
CHUBB INA HOLDINGS 2.875% 11/03/22	47	49
CIGNA CORP 4.500% 2/25/26	108	127
CIMAREX ENERGY CO 3.900% 5/15/27	250	276
CINCINNATI FINL CORP 6.920% 5/15/28	50	66
CITIBANK NA 3.650% 1/23/24	400	437
CITIGROUP INC 3.200% 10/21/26	65	73
CITIGROUP INC 4.400% 6/10/25	188	215
CITIGROUP INC 4.450% 9/29/27	21	25
CITIZENS BANK NA/RI 2.550% 5/13/21	250	252
CITIZENS FINANCIAL 2.375% 7/28/21	20	20
CLEVELAND ELECTRIC 5.950% 12/15/36	40	49
CME GROUP INC 3.000% 3/15/25	200	219
CMS ENERGY CORP 2.950% 2/15/27	39	42
CMS ENERGY CORP 3.875% 3/01/24	180	196
COCA-COLA FEMSA SAB 1.850% 9/01/32	205	205
COCA-COLA FEMSA SAB 2.750% 1/22/30	190	204
COMCAST CORP 1.500% 2/15/31	350	348
COMCAST CORP 3.000% 2/01/24	58	62
COMCAST CORP 3.150% 3/01/26	168	188
COMCAST CORP 3.200% 7/15/36	200	227
COMCAST CORP 3.250% 11/01/39	170	193
COMCAST CORP 3.375% 2/15/25	138	153
COMCAST CORP 3.450% 2/01/50	398	470
COMCAST CORP 3.550% 5/01/28	97	112
COMCAST CORP 3.900% 3/01/38	55	67
COMCAST CORP 3.950% 10/15/25	157	180
COMCAST CORP 4.200% 8/15/34	100	125
COMCAST CORP 4.250% 1/15/33	150	188
COMCAST CORP 4.600% 10/15/38	190	250
COMCAST CORP 4.950% 10/15/58	240	364
COMMONSPIRIT HEALTH 2.782% 10/01/30	545	577
COMMONWEALTH EDISON 3.650% 6/15/46	45	53

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
COMMONWEALTH EDISON 3.750% 8/15/47	70	84
CONAGRA BRANDS INC 5.400% 11/01/48	150	214
CONCHO RESOURCES INC 2.400% 2/15/31	135	141
CONNECTICUT LIGHT & 3.200% 3/15/27	50	56
CONSOLIDATED EDISON 4.125% 5/15/49	130	161
CONSTELLATION BRANDS 4.400% 11/15/25	75	87
CONTL AIRLINES 2012- 4.000% 10/29/24	466	472
CORNING INC 3.900% 11/15/49	276	338
CROWN CASTLE INTL CO 2.250% 1/15/31	295	306
CROWN CASTLE INTL CO 4.000% 3/01/27	24	28
CROWN CASTLE INTL CO 5.250% 1/15/23	70	77
CSX CORP 6.000% 10/01/36	175	257
CSX CORP 6.150% 5/01/37	135	202
CVS HEALTH CORP 1.875% 2/28/31	331	335
CVS HEALTH CORP 2.700% 8/21/40	130	132
CVS HEALTH CORP 3.250% 8/15/29	215	242
CVS PASS-THROUGH TRU 6.036% 12/10/28	258	300
DDR CORP 3.625% 2/01/25	61	63
DELTA AIR LINES 6.821% 8/10/22	312	319
DELTA AIR LINES 2015 3.625% 7/30/27	1,096	1,126
DEUTSCHE BANK NY 3.300% 11/16/22	100	104
DEUTSCHE BANK NY 4.250% 10/14/21	184	189
DH EUROPE FINANCE II 3.250% 11/15/39	80	91
DIAMONDBACK ENERGY 3.250% 12/01/26	150	160
DIAMONDBACK ENERGY 4.750% 5/31/25	345	388
DIGITAL REALTY TRUST 3.700% 8/15/27	39	45
DISCOVER BANK 4.200% 8/08/23	250	273
DISCOVERY COMMUNICAT 3.450% 3/15/25	120	132
DISCOVERY COMMUNICAT 5.200% 9/20/47	125	162
DOLLAR GENERAL CORP 4.125% 5/01/28	70	83
DOMINION ENERGY GAS 3.900% 11/15/49	206	242
DOMINION RESOURCES 2.750% 9/15/22	66	68
DOMINION RESOURCES 2.850% 8/15/26	76	84
DOW CHEMICAL CO/THE 3.500% 10/01/24	133	146
DOW CHEMICAL CO/THE 3.600% 11/15/50	265	298
DOWDUPONT INC 5.319% 11/15/38	270	366
DR PEPPER SNAPPLE GR 3.130% 12/15/23	135	145
DR PEPPER SNAPPLE GR 3.430% 6/15/27	35	40
DR PEPPER SNAPPLE GR 4.420% 12/15/46	70	89

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DUKE ENERGY CAROLINA 3.900% 6/15/21	100	101
DUKE ENERGY CORP 2.650% 9/01/26	43	47
DUKE ENERGY CORP 3.400% 6/15/29	86	98
DUKE ENERGY CORP 6.000% 12/01/28	80	105
DUKE ENERGY OHIO INC 4.300% 2/01/49	60	78
DUKE ENERGY PROGRESS 4.200% 8/15/45	130	165
DUKE REALTY LP 2.875% 11/15/29	90	100
DUKE REALTY LP 3.250% 6/30/26	23	26
DXC TECHNOLOGY CO 4.250% 4/15/24	47	51
EATON CORP 4.000% 11/02/32	170	208
ECOPETROL SA 5.375% 6/26/26	104	120
ECOPETROL SA 5.875% 9/18/23	128	143
EDISON INTERNATIONAL 3.550% 11/15/24	366	394
EMERA US FINANCE LP 3.550% 6/15/26	70	79
EMERA US FINANCE LP 4.750% 6/15/46	150	192
EMORY UNIVERSITY 2.143% 9/01/30	260	273
ENABLE MIDSTREAM PAR 4.150% 9/15/29	141	140
ENABLE MIDSTREAM PAR 4.950% 5/15/28	55	57
ENBRIDGE INC 4.500% 6/10/44	50	58
ENCANA CORP 7.200% 11/01/31	140	166
ENERGY TRANSFER OPER 5.000% 5/15/50	235	254
ENERGY TRANSFER OPER 6.250% 4/15/49	209	253
ENERGY TRANSFER PART 4.750% 1/15/26	45	51
ENERGY TRANSFER PART 6.050% 6/01/41	183	214
ENLINK MIDSTREAM PAR 4.150% 6/01/25	100	98
ENLINK MIDSTREAM PAR 5.600% 4/01/44	50	40
ENTERGY ARKANSAS INC 3.500% 4/01/26	31	35
ENTERGY CORP 2.950% 9/01/26	31	34
ENTERGY LOUISIANA LL 2.400% 10/01/26	59	64
ENTERGY LOUISIANA LL 2.900% 3/15/51	140	149
ENTERGY LOUISIANA LL 3.050% 6/01/31	57	65
ENTERGY LOUISIANA LL 3.120% 9/01/27	40	45
ENTERGY MISSISSIPPI 3.850% 6/01/49	190	231
ENTERPRISE PRODUCTS 3.900% 2/15/24	200	219
EQT CORP 3.900% 10/01/27	60	60
EQUINIX INC 1.550% 3/15/28	305	310
ESSEX PORTFOLIO LP 1.650% 1/15/31	200	197
ESSEX PORTFOLIO LP 2.650% 3/15/32	190	204
ESTEE LAUDER CO INC 2.600% 4/15/30	511	561

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
EVERGY INC 2.900% 9/15/29	235	258
EXELON CORP 3.400% 4/15/26	63	71
EXELON GENERATION CO 3.250% 6/01/25	340	371
EXELON GENERATION CO 3.400% 3/15/22	96	99
EXELON GENERATION CO 4.250% 6/15/22	75	78
EXELON GENERATION CO 6.250% 10/01/39	180	217
EXXON MOBIL CORPORAT 2.610% 10/15/30	290	317
EXXON MOBIL CORPORAT 2.992% 3/19/25	320	350
EXXON MOBIL CORPORAT 4.114% 3/01/46	77	95
FISERV INC 3.200% 7/01/26	95	106
FISERV INC 4.400% 7/01/49	90	121
FLORIDA POWER & LIGH 3.125% 12/01/25	250	277
FOMENTO ECONOMICO ME 3.500% 1/16/50	260	289
FORD FOUNDATION/THE 2.815% 6/01/70	90	96
FORTIS INC 3.055% 10/04/26	155	171
FOX CORP 5.576% 1/25/49	165	241
GE CAPITAL INTL FUND 4.418% 11/15/35	1,649	1,968
GENERAL ELECTRIC CO 3.450% 5/01/27	115	130
GENERAL ELECTRIC CO 3.625% 5/01/30	175	200
GENERAL ELECTRIC CO 5.550% 1/05/26	287	347
GENERAL MILLS INC 4.000% 4/17/25	80	90
GENERAL MILLS INC 4.150% 2/15/43	110	138
GENERAL MOTORS CO 6.125% 10/01/25	135	164
GILEAD SCIENCES INC 2.600% 10/01/40	325	328
GLOBAL PAYMENTS INC 4.150% 8/15/49	195	240
GOLDMAN SACHS GROUP 3.000% 4/26/22	335	338
GOLDMAN SACHS GROUP 3.500% 11/16/26	150	168
GOLDMAN SACHS GROUP 3.850% 1/26/27	224	256
HACKENSACK MERIDIAN 2.875% 9/01/50	250	258
HALLIBURTON CO 3.800% 11/15/25	10	11
HALLIBURTON CO 4.850% 11/15/35	43	50
HALLIBURTON COMPANY 6.700% 9/15/38	50	67
HANOVER INSURANCE GR 2.500% 9/01/30	140	146
HARRIS CORPORATION 3.832% 4/28/25	100	112
HARRIS CORPORATION 4.854% 4/27/35	40	52
HARTFORD FINL SVCS 4.300% 4/15/43	90	113
HASBRO INC 3.900% 11/19/29	345	391
HCA INC 5.125% 6/15/39	175	224
HCA INC 5.250% 6/15/26	400	473

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
HCP INC 3.500% 7/15/29	185	210
HCP INC 4.200% 3/01/24	250	274
HEALTH CARE REIT INC 6.500% 3/15/41	140	196
HEALTHCARE TRUST OF 2.000% 3/15/31	160	160
HEALTHCARE TRUST OF 3.750% 7/01/27	500	567
HESS CORP 6.000% 1/15/40	40	49
HOLLYFRONTIER CORP 2.625% 10/01/23	275	281
HONEYWELL INTERNATIO 1.350% 6/01/25	350	363
HONEYWELL INTERNATIO 2.500% 11/01/26	200	221
HP ENTERPRISE CO 1.450% 4/01/24	290	298
HP INC 3.000% 6/17/27	160	177
HSBC HOLDINGS PLC 4.250% 3/14/24	400	441
HSBC HOLDINGS PLC 6.100% 1/14/42	280	427
HSBC HOLDINGS PLC 6.500% 9/15/37	250	366
HSBC HOLDINGS PLC 7.350% 11/27/32	224	310
HUSKY ENERGY INC 3.950% 4/15/22	200	206
IBM CORP 1.700% 5/15/27	590	613
IBM CORP 3.300% 5/15/26	380	429
ING GROEP NV 3.950% 3/29/27	200	231
ING GROEP NV 4.100% 10/02/23	300	330
INTL FLAVOR & FRAGRA 4.450% 9/26/28	65	77
INTL FLAVOR & FRAGRA 5.000% 9/26/48	274	369
INTL LEASE FINANCE 5.875% 8/15/22	150	162
INTL LEASE FINANCE 8.625% 1/15/22	100	108
INTL PAPER CO 8.700% 6/15/38	40	68
INVESCO FINANCE PLC 3.750% 1/15/26	78	88
JB HUNT TRANSPRT SVC 3.850% 3/15/24	100	109
JB HUNT TRANSPRT SVC 3.875% 3/01/26	115	132
JERSEY CENTRAL PWR 6.150% 6/01/37	30	39
JOHN DEERE CAPITAL 2.250% 9/14/26	105	114
JOHN DEERE CAPITAL 2.800% 9/08/27	100	111
KANSAS CITY POWER & 4.200% 3/15/48	60	78
KELLOGG CO 2.100% 6/01/30	150	158
KEYCORP 4.150% 10/29/25	100	116
KIMBERLY-CLARK CORP 2.750% 2/15/26	50	55
KIMCO REALTY CORP 2.700% 10/01/30	310	335
KINDER MORGAN INC 2.000% 2/15/31	150	151
KINDER MORGAN INC 3.250% 8/01/50	180	179
KINDER MORGAN INC/DE 5.050% 2/15/46	40	49

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	KROGER CO 3.950% 1/15/50	175	213
	L3HARRIS TECH INC 1.800% 1/15/31	230	233
	LASMO USA INC DTD 7.300% 11/15/27	70	94
	LENNOX INTERNATIONAL 1.700% 8/01/27	700	712
	LIFE STORAGE LP 4.000% 6/15/29	214	250
	LINCOLN NATIONAL COR 4.200% 3/15/22	300	313
	LLOYDS BANK PLC 4.500% 11/04/24	235	263
	LLOYDS BANKING GROUP 4.375% 3/22/28	200	238
	LLOYDS BANKING GROUP 4.450% 5/08/25	200	229
	LOCKHEED MARTIN CORP 3.100% 1/15/23	43	45
	LOCKHEED MARTIN CORP 4.500% 5/15/36	50	66
	LOUISVILLE GAS & ELE 3.300% 10/01/25	71	79
	LOUISVILLE GAS & ELE 4.650% 11/15/43	100	129
	LOWE'S COS INC 1.300% 4/15/28	273	275
	LOWE'S COS INC 3.650% 4/05/29	178	208
	MARATHON PETROLEUM 4.500% 5/01/23	232	252
	MARATHON PETROLEUM 4.700% 5/01/25	138	158
	MARKEL CORP 3.500% 11/01/27	135	152
	MARTIN MARIETTA MATE 3.500% 12/15/27	220	249
	MASCO CORP 2.000% 10/01/30	90	92
	MASCO CORP 6.500% 8/15/32	110	147
	MCCORMICK & CO 2.500% 4/15/30	373	399
	MCDONALD'S CORP 4.700% 12/09/35	101	131
	MCDONALD'S CORP 6.300% 10/15/37	38	57
	MCKESSON CORP 0.900% 12/03/25	240	241
	MEAD JOHNSON NUTRITI 4.125% 11/15/25	120	138
	MEAD JOHNSON NUTRITI 4.600% 6/01/44	35	47
	MEMORIAL HEALTH SERV 3.447% 11/01/49	310	332
*	METLIFE INC 4.368% 9/15/23	300	332
	MICROSOFT CORP 3.950% 8/08/56	46	63
	MICROSOFT CORP 4.100% 2/06/37	86	113
	MICROSOFT CORP 4.200% 11/03/35	77	101
	MID-AMERICA APARTMEN 1.700% 2/15/31	160	159
	MIDMICHIGAN HEALTH 3.409% 6/01/50	90	100
	MITSUBISHI UFJ FIN 2.048% 7/17/30	360	376
	MITSUBISHI UFJ FIN 3.407% 3/07/24	295	321
	MITSUBISHI UFJ FIN 3.751% 7/18/39	490	597
	MITSUBISHI UFJ FIN 3.761% 7/26/23	172	186
	MONDELEZ INTERNATION 1.500% 5/04/25	80	83

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	MORGAN STANLEY 3.625% 1/20/27	137	157
*	MORGAN STANLEY 3.750% 2/25/23	757	812
*	MORGAN STANLEY 3.875% 1/27/26	108	124
*	MORGAN STANLEY 4.100% 5/22/23	500	543
	MPLX LP 2.650% 8/15/30	230	241
	MPLX LP 4.125% 3/01/27	78	90
	MPLX LP 4.500% 4/15/38	80	92
	MPLX LP 4.700% 4/15/48	48	57
	MPLX LP 4.800% 2/15/29	139	168
	MPLX LP 5.200% 3/01/47	40	49
	MPLX LP 5.250% 1/15/25	64	66
	MPLX LP 5.500% 2/15/49	125	165
	MYLAN INC 5.400% 11/29/43	50	67
	MYLAN N V 3.950% 6/15/26	140	160
	NATIONAL AUSTRALIA 3.375% 1/14/26	250	281
	NATIONAL RETAIL PROP 3.600% 12/15/26	62	68
	NATIONAL RETAIL PROP 4.000% 11/15/25	218	246
	NATIONAL RURAL UTIL 2.950% 2/07/24	31	33
	NEXTERA ENERGY CAPIT 2.750% 5/01/25	700	757
	NISOURCE INC 1.700% 2/15/31	200	199
	NISOURCE INC 2.950% 9/01/29	125	138
	NOBLE ENERGY INC 3.250% 10/15/29	140	161
	NOBLE ENERGY INC 5.050% 11/15/44	60	84
	NOBLE ENERGY INC 6.000% 3/01/41	100	152
	NOMURA HOLDINGS INC 2.648% 1/16/25	476	508
	NOMURA HOLDINGS INC 2.679% 7/16/30	200	212
	NORFOLK SOUTHERN COR 3.850% 1/15/24	88	96
	NORFOLK SOUTHERN COR 3.942% 11/01/47	351	428
	NORTHEASTERN UNIVERS 2.894% 10/01/50	400	422
	NORTHERN STATE PWR- 6.200% 7/01/37	50	76
	NORTHERN TRUST CORP 1.950% 5/01/30	415	433
	NORTHROP GRUMMAN COR 3.200% 2/01/27	80	90
	NORTHROP GRUMMAN COR 3.250% 1/15/28	50	57
	NORTHROP GRUMMAN COR 5.250% 5/01/50	250	372
	NUTRIEN LTD 4.125% 3/15/35	100	119
	NUTRIEN LTD 4.200% 4/01/29	35	42
	NUTRIEN LTD 5.000% 4/01/49	55	76
	NVENT FINANCE SARL 4.550% 4/15/28	98	106
	ONCOR ELECTRIC DELIV 3.100% 9/15/49	215	245

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
ONEBEACON US HOLDING 4.600% 11/09/22	150	160
ONEOK INC 3.400% 9/01/29	60	64
ONEOK INC 5.200% 7/15/48	200	233
ONEOK INC 7.500% 9/01/23	300	347
ONEOK PARTNERS LP 3.375% 10/01/22	31	32
ONEOK PARTNERS LP 5.000% 9/15/23	69	76
ORACLE CORP 2.950% 5/15/25	200	220
ORACLE CORP 2.950% 11/15/24	130	141
ORACLE CORP 3.850% 7/15/36	267	322
ORACLE CORP 3.900% 5/15/35	233	286
ORACLE CORP 4.000% 7/15/46	120	147
ORACLE CORP 4.300% 7/08/34	23	29
O'REILLY AUTOMOTIVE 1.750% 3/15/31	105	105
O'REILLY AUTOMOTIVE 3.600% 9/01/27	62	71
OTIS WORLDWIDE CORP 2.565% 2/15/30	370	397
PACCAR FINANCIAL COR 2.250% 2/25/21	60	60
PACIFIC GAS & ELECTR 2.950% 3/01/26	105	111
PACIFIC GAS & ELECTR 1.750% 6/16/22	450	451
PACIFIC GAS & ELECTR 3.750% 8/15/42	50	50
PACIFIC GAS & ELECTR 4.300% 3/15/45	85	91
PACIFIC GAS & ELECTR 4.450% 4/15/42	200	217
PACIFIC GAS AND ELEC 3.450% 7/01/25	170	184
PACKAGING CORP OF AM 4.050% 12/15/49	195	242
PECO ENERGY CO 2.800% 6/15/50	100	106
PEPPERDINE UNIV 3.301% 12/01/59	150	160
PETRO-CANADA 5.350% 7/15/33	100	122
PETRO-CANADA 5.950% 5/15/35	80	104
PETRO-CANADA 6.800% 5/15/38	80	112
PFIZER INC 3.900% 3/15/39	210	264
PFIZER INC 4.000% 12/15/36	250	317
PHILLIPS 66 PARTNERS 3.150% 12/15/29	105	109
PHILLIPS 66 PARTNERS 3.550% 10/01/26	15	16
PHILLIPS 66 PARTNERS 3.605% 2/15/25	160	173
PHILLIPS 66 PARTNERS 4.900% 10/01/46	40	45
PIONEER NATURAL RESO 1.900% 8/15/30	280	278
PLAINS ALL AMER PIPE 4.700% 6/15/44	110	114
PLAINS ALL AMERICAN 3.800% 9/15/30	183	197
PNC FINANCIAL SERVIC 3.450% 4/23/29	200	231
PRECISION CASTPARTS 3.250% 6/15/25	53	59

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	PRECISION CASTPARTS 3.900% 1/15/43	250	292
	PRECISION CASTPARTS 4.375% 6/15/45	80	101
*	PRINCIPAL FINANCIAL 3.700% 5/15/29	105	123
	PROGRESS ENERGY INC 7.000% 10/30/31	50	71
	PROLOGIS LP 1.250% 10/15/30	170	168
	PROLOGIS LP 3.250% 10/01/26	27	30
	PROV ST JOSEPH HLTH 2.746% 10/01/26	28	31
	PSI ENERGY INC 6.120% 10/15/35	50	71
	PUBLIC SERVICE COLOR 3.550% 6/15/46	27	32
	PUBLIC SERVICE ELECT 2.250% 9/15/26	70	76
	QUANTA SERVICES INC 2.900% 10/01/30	380	407
	QUEST DIAGNOSTICS IN 2.800% 6/30/31	105	115
	RABOBANK NEDERLAND 4.625% 12/01/23	250	279
	RAYTHEON TECH CORP 3.200% 3/15/24	37	40
	RAYTHEON TECH CORP 4.350% 4/15/47	17	22
	REALTY INCOME CORP 1.800% 3/15/33	145	145
	REGENCY CENTERS LP 2.950% 9/15/29	180	192
	REGENCY CENTERS LP 4.125% 3/15/28	200	228
	REGENERON PHARMACEUT 1.750% 9/15/30	490	483
	REGIONS FINANCIAL CO 3.800% 8/14/23	107	116
	RELIANCE STEEL & ALU 1.300% 8/15/25	630	640
	REPUBLIC SERVICES IN 1.450% 2/15/31	250	245
	REYNOLDS AMERICAN IN 5.700% 8/15/35	100	126
	ROGERS COMMUNICATION 4.350% 5/01/49	140	181
	ROPER TECHNOLOGIES 1.400% 9/15/27	370	375
	ROPER TECHNOLOGIES 2.000% 6/30/30	130	133
	ROYAL BANK OF CANADA 3.700% 10/05/23	400	436
	RUSH OBLIGATED GROUP 3.922% 11/15/29	296	348
	SAN DIEGO G & E 6.125% 9/15/37	80	110
	SANTANDER UK GROUP 3.571% 1/10/23	200	206
	SELECT INCOME REIT 4.150% 2/01/22	550	560
	SHERWIN-WILLIAMS CO 3.125% 6/01/24	41	44
	SHIRE ACQ INV IRELAN 2.875% 9/23/23	83	88
	SHIRE ACQ INV IRELAN 3.200% 9/23/26	360	403
	SOUTHERN CAL EDISON 3.650% 3/01/28	100	112
	SOUTHERN CAL EDISON 4.050% 3/15/42	150	172
	SOUTHERN CAL EDISON 4.125% 3/01/48	140	167
	SOUTHERN CALIF EDISO 5.550% 1/15/36	100	127
	SOUTHERN CALIF GAS 2.550% 2/01/30	211	229

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
SOUTHERN CALIF GAS 3.200% 6/15/25	150	166
SOUTHERN CO GAS CAPI 3.950% 10/01/46	26	31
SOUTHERN POWER CO 5.150% 9/15/41	70	86
SOUTHWEST GAS CORP 3.800% 9/29/46	49	57
SOUTHWESTERN ELEC PO 2.750% 10/01/26	200	217
SOUTHWESTERN ELEC PO 3.550% 2/15/22	50	51
SOUTHWESTERN PUBLIC 4.500% 8/15/41	30	39
SPIRIT AIR 2017-1 PT 3.375% 2/15/30	67	64
STARBUCKS CORP 2.550% 11/15/30	170	184
STEEL DYNAMICS INC 1.650% 10/15/27	101	104
STEEL DYNAMICS INC 3.450% 4/15/30	225	255
SUMITOMO MITSUI FINL 2.442% 10/19/21	53	54
SUMITOMO MITSUI FINL 2.778% 10/18/22	99	103
SUMITOMO MITSUI FINL 3.040% 7/16/29	480	532
SUMITOMO MITSUI FINL 3.102% 1/17/23	138	146
SUMITOMO MITSUI FINL 3.936% 10/16/23	430	471
SUNCOR ENERGY INC 5.950% 12/01/34	50	65
SUNTRUST BANK 3.300% 5/15/26	200	224
SUNTRUST BANKS INC 2.900% 3/03/21	59	59
TAKEDA PHARMACEUTICA 3.025% 7/09/40	200	211
TAKEDA PHARMACEUTICA 3.175% 7/09/50	200	213
TAKEDA PHARMACEUTICA 3.375% 7/09/60	200	222
TAKEDA PHARMACEUTICA 5.000% 11/26/28	200	248
TAMPA ELECTRIC CO 4.450% 6/15/49	225	295
TC PIPELINES LP 3.900% 5/25/27	39	44
TC PIPELINES LP 4.375% 3/13/25	600	677
TELEFONICA EMISIONES 4.665% 3/06/38	150	180
TEXAS HEALTH RESOURC 2.328% 11/15/50	200	188
THERMO FISHER SCIENT 2.950% 9/19/26	42	47
THERMO FISHER SCIENT 3.000% 4/15/23	45	47
TIME WARNER CABLE IN 5.500% 9/01/41	100	128
TOLEDO EDISON COMPAN 6.150% 5/15/37	50	68
TORONTO-DOMINION BAN 3.250% 3/11/24	150	163
TOTAL CAPITAL INTL 2.986% 6/29/41	300	325
TOTAL CAPITAL INTL 3.127% 5/29/50	280	303
TOYOTA MOTOR CREDIT 0.800% 10/16/25	472	475
TRANS-CANADA PIPELIN 4.875% 1/15/26	139	165
TRANS-CANADA PIPELIN 6.200% 10/15/37	60	84
TRI-STATE GENERATION 4.250% 6/01/46	37	43

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
TRUIST FINANCIAL COR 1.950% 6/05/30	140	145
TUCSON ELECTRIC POWE 4.850% 12/01/48	125	170
TYSON FOODS INC 4.875% 8/15/34	50	65
TYSON FOODS INC 5.150% 8/15/44	80	110
UDR INC 1.900% 3/15/33	175	175
UDR INC 2.100% 8/01/32	250	255
UDR INC 2.950% 9/01/26	32	35
UDR INC 3.000% 8/15/31	30	33
UDR INC 3.200% 1/15/30	190	211
UNION CARBIDE CORP 7.750% 10/01/96	110	170
UNION ELECTRIC CO 2.950% 6/15/27	50	55
UNITED AIR 2013-1 A 4.300% 2/15/27	176	177
UNITED AIR 2016-1 AA 3.100% 7/07/28	168	170
UNITED AIR 2016-1 B 3.650% 1/07/26	64	63
UNITED AIR 2018-1 AA 3.500% 3/01/30	173	172
UNITED AIR 2018-1 B 4.600% 3/01/26	42	42
UNITED AIR 2019-1 A 4.550% 8/25/31	260	254
UNITED AIR 2019-1 AA 4.150% 8/25/31	242	253
UNITED TECHNOLOGIES 3.750% 11/01/46	105	125
UNITED TECHNOLOGIES 4.500% 6/01/42	555	724
UNITEDHEALTH GROUP 3.100% 3/15/26	100	112
UNITEDHEALTH GROUP 4.625% 7/15/35	124	166
UNIV OF SOUTHERN CAL 3.226% 10/01/20	200	200
VALE OVERSEAS LIMITE 3.750% 7/08/30	130	145
VALERO ENERGY CORP 1.200% 3/15/24	250	252
VALERO ENERGY CORP 2.150% 9/15/27	220	225
VALERO ENERGY CORP 7.500% 4/15/32	21	29
VENTAS REALTY LP 3.750% 5/01/24	200	218
VENTAS REALTY LP 3.850% 4/01/27	31	35
VENTAS REALTY LP 4.125% 1/15/26	34	39
VERIZON COMMUNICATIO 2.650% 11/20/40	278	281
VERIZON COMMUNICATIO 4.272% 1/15/36	50	62
VERIZON COMMUNICATIO 4.400% 11/01/34	70	87
VERIZON COMMUNICATIO 4.500% 8/10/33	432	545
VERIZON COMMUNICATIO 4.672% 3/15/55	480	645
VERIZON COMMUNICATIO 4.862% 8/21/46	228	308
VIRGINIA ELEC & POWE 3.500% 3/15/27	100	114
VIRGINIA ELEC & POWE 3.800% 9/15/47	50	62
VMWARE INC 2.950% 8/21/22	140	145

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	VODAFONE GROUP PLC 3.750% 1/16/24	170	186
	VODAFONE GROUP PLC 4.875% 6/19/49	310	414
	VORNADO REALTY LP 3.500% 1/15/25	70	74
	VR BANK OF AMERICA 1.898% 7/23/31	160	162
	VR BANK OF AMERICA 2.496% 2/13/31	750	797
	VR BANK OF AMERICA 2.676% 6/19/41	1,333	1,389
	VR BANK OF AMERICA 3.093% 10/01/25	55	60
	VR BANK OF AMERICA 3.366% 1/23/26	100	110
	VR BANK OF AMERICA 3.550% 3/05/24	450	481
	VR BANK OF AMERICA 3.559% 4/23/27	700	790
	VR BANK OF AMERICA 3.705% 4/24/28	350	398
	VR BANK OF AMERICA 3.970% 3/05/29	300	350
	VR BANK OF MONTREAL 3.803% 12/15/32	67	76
	VR BARCLAYS PLC 4.338% 5/16/24	200	216
	VR BARCLAYS PLC 4.610% 2/15/23	220	230
	VR CHARLES SCHWAB CO 4.000% 3/01/69	170	179
	VR CITIGROUP INC 2.666% 1/29/31	500	536
	VR CITIGROUP INC 3.106% 4/08/26	490	535
	VR CITIGROUP INC 3.142% 1/24/23	102	105
	VR CITIGROUP INC 3.352% 4/24/25	355	386
	VR CITIGROUP INC 3.520% 10/27/28	500	565
	VR CITIGROUP INC 3.668% 7/24/28	290	329
	VR CITIGROUP INC 3.878% 1/24/39	50	60
	VR CITIGROUP INC 3.980% 3/20/30	300	353
	VR DEUTSCHE BANK NY 2.129% 11/24/26	220	225
	VR DEUTSCHE BANK NY 2.222% 9/18/24	390	401
	VR ENBRIDGE INC 5.750% 7/15/80	160	180
	VR ENBRIDGE INC 6.250% 3/01/78	70	77
	VR EXELON CORP 3.497% 6/01/22	80	83
	VR GOLDMAN SACHS GRO 2.908% 6/05/23	834	864
	VR GOLDMAN SACHS GRO 3.272% 9/29/25	210	230
	VR GOLDMAN SACHS GRO 3.691% 6/05/28	779	897
	VR GOLDMAN SACHS GRO 4.411% 4/23/39	210	268
	VR HSBC HOLDINGS PLC 1.589% 5/24/27	615	625
	VR HSBC HOLDINGS PLC 2.357% 8/18/31	320	331
	VR MAGELLAN MIDSTREA 6.400% 5/01/37	70	92
	VR MANULIFE FINANCIA 4.061% 2/24/32	140	153
	VR MIZUHO FINANCIAL 2.869% 9/13/30	280	304
*	VR MORGAN STANLEY 0.897% 2/13/32	470	473

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	VR MORGAN STANLEY 2.188% 4/28/26	800	845
*	VR MORGAN STANLEY 3.772% 1/24/29	333	386
*	VR MORGAN STANLEY 4.457% 4/22/39	135	175
	VR NORTHERN TRUST CO 3.375% 5/08/32	38	42
	VR PACIFIC GAS & ELECTRIC 1.61373% 11/15/21	490	490
	VR PROGRESSIVE COR 5.375% 9/15/66	65	68
	VR ROYAL BK SCOTLND 3.754% 11/01/29	236	251
	VR ROYAL BK SCOTLND 4.269% 3/22/25	200	221
	VR ROYAL BK SCOTLND 4.445% 5/08/30	235	280
*	VR WELLS FARGO & COM 2.393% 6/02/28	185	197
*	VR WELLS FARGO & COM 3.068% 4/30/41	430	468
*	VR WELLS FARGO & COM 3.196% 6/17/27	335	372
	VR WESTPAC BANKING 2.894% 2/04/30	450	472
	VR WESTPAC BANKING 4.322% 11/23/31	120	137
	WALT DISNEY COMPANY/ 7.625% 11/30/28	200	286
*	WELLS FARGO & COMPAN 3.300% 9/09/24	200	219
*	WELLS FARGO & COMPAN 3.550% 9/29/25	500	562
*	WELLS FARGO & COMPAN 4.100% 6/03/26	36	41
*	WELLS FARGO & COMPAN 4.300% 7/22/27	148	173
*	WELLS FARGO & COMPAN 4.750% 12/07/46	161	211
*	WELLS FARGO & COMPAN 4.900% 11/17/45	67	89
	WELLTOWER INC 2.700% 2/15/27	18	20
	WELLTOWER INC 3.100% 1/15/30	115	126
	WELLTOWER INC 4.250% 4/01/26	100	116
	WESTERN UNION CO/THE 3.600% 3/15/22	100	103
	WESTLAKE CHEMICAL CO 3.600% 7/15/22	100	104
	WESTPAC BANKING CORP 2.850% 5/13/26	360	400
	WESTPAC BANKING CORP 4.421% 7/24/39	140	179
	WILLIAMS PARTNERS LP 3.900% 1/15/25	59	65
	WILLIAMS PARTNERS LP 4.850% 3/01/48	64	79
	WISCONSIN ENERGY COR 3.550% 6/15/25	200	223
	WP CAREY INC 4.000% 2/01/25	450	497
	WP CAREY INC 4.250% 10/01/26	300	345
	WRKCO INC 3.900% 6/01/28	90	104
	WW GRAINGER INC 4.600% 6/15/45	91	122
	XCEL ENERGY INC 2.400% 3/15/21	25	25
	YALE-NEW HAVEN HLTH 2.496% 7/01/50	210	205
	ZIMMER BIOMET HOLDIN 3.700% 3/19/23	34	36
	ZOETIS INC 2.000% 5/15/30	190	197
	Total Corporate Debt Instruments		140,014

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	Common Stocks
	1-800-FLOWERS.COM INC	43	1,131
	2U INC	22	900
	ABBOTT LABS	32	3,526
	ABBVIE INC	26	2,775
	ABIOMED INC	3	1,089
	ACCELERON PHARMA INC	10	1,343
	ACCO BRANDS CORP	195	1,649
	ACTIVISION BLIZZARD INC	42	3,890
	ADAPTIVE BIOTECHNOLOGIES CORP	20	1,183
	ADOBE INC	60	29,612
	ADVANCED MICRO DEVICES INC	46	4,265
	AERCAP HOLDINGS NV	59	2,680
	AFLAC INC	69	3,077
	AIRBNB INC	42	6,170
	ALBANY INTL CORP NEW CL A	25	1,890
	ALBEMARLE CORP COM	7	990
	ALCOA CORP	77	1,784
	ALEXANDER & BALDWIN INC	154	2,646
	ALEXANDRIA REAL ESTATE EQUITIES	22	3,903
	ALEXION PHARMACEUTICALS INC	22	3,422
	ALIGN TECHNOLOGY INC	44	23,622
	ALLEGHANY CORP DEL NEW	4	2,698
	ALLIANT ENERGY CORPORATION	41	2,119
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	99	1,428
	ALLSTATE CORP	35	3,870
	ALLY FINANCIAL INC	138	4,903
	ALPHABET INC CL C	5	8,488
	AMAZON COM INC COM	13	40,233
	AMDOCS LIMITED COM	21	1,476
	AMEDISYS INC	6	1,616
*	AMERICAN EXPRESS CO	5,015	606,405
	AMERICAN FINL GROUP INC OHIO COM	33	2,891
	AMERICAN HOMES 4 RENT	58	1,725
	AMERICAN TOWER CORP	27	6,048
	AMERICAN WOODMARK CORP COM	23	2,156
	AMERICOLD REALTY TRUST	48	1,808
*	AMERIPRISE FINL INC	24	4,742
	AMERISOURCEBERGEN CORP	29	2,806

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	AMETEK INC COM	33	4,015
	AMN HEALTHCARE SERVICES INC	8	567
	ANNALY CAPITAL MANAGEMENT INC.	611	5,162
	APTARGROUP INC COM	6	780
	ARAMARK	67	2,592
	ARES MANAGEMENT CORP-A	39	1,841
	ARGENX SE-ADR	1	382
	ARGO GROUP INTL HLDGS LTD	44	1,898
	ARISTA NETWORKS INC	32	9,217
	ASSURANT INC	10	1,368
	ASSURED GUARANTY LTD USD 1.0	36	1,138
	ASTRAZENECA PLC ADR	36	1,810
	AT & T INC	259	7,456
	ATLANTIC UNION BANKSHARES CORP	47	1,559
	ATLASSIAN CORP PLC-CLASS A	38	8,977
	ATRICURE INC	22	1,197
	AUTODESK INC	14	4,183
	AVALARA INC	22	3,554
	AVISTA CORP	36	1,442
	AXON ENTERPRISE INC	8	980
	AZEK CO INC/THE	37	1,434
	BANC OF CALIFORNIA INC	121	1,786
	BANCO SANTANDER CEN-SPON - ADR	1,222	3,727
	BANDWIDTH INC	7	1,060
	BANK NEW YORK MELLON CORP COM	75	3,166
	BANK OF AMERICA CORP	356	10,811
	BAXTER INTL INC	45	3,587
	BELDEN INC	53	2,214
	BENTLEY SYSTEMS INC	27	1,110
	BERKELEY LIGHTS INC	9	820
*	BERKSHIRE HATHAWAY INC.	27	6,261
	BEST BUY INC	28	2,764
	BILL.COM HOLDINGS INC	26	3,547
	BIO RAD LABS INC CL A	2	1,405
	BIOGEN INC	16	3,795
	BIOMARIN PHARMACEUTICAL INC	12	1,096
	BJ'S WHOLESALE CLUB HOLDINGS	24	910
	BLACK DIAMOND THERAPEUTICS INC	9	302
	BLACK KNIGHT INC	22	1,932

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	BLACKROCK INC	4	2,598
	BLOOMIN' BRANDS INC	84	1,626
	BLUEBIRD BIO INC	8	355
	BLUEPRINT MEDICINES CORP	10	1,166
	BMC STOCK HOLDINGS INC	20	1,092
	BOK FINANCIAL CORPORATION	33	2,264
	BOOZ ALLEN HAMILTON HOLDING CO	23	1,940
	BOSTON PROPERTIES INC COM	42	4,008
	BOSTON SCIENTIFIC CORP COM	78	2,814
	BP PLC - ADR	170	3,489
	BRANDYWINE RLTY TR BD	141	1,679
	BRIGHT HORIZONS FAMILY SOLUTIO	14	2,393
	BRIGHTVIEW HOLDINGS INC	92	1,387
	BRISTOL MYERS SQUIBB CO	96	5,967
	BRISTOW GROUP INC	17	449
	BROADRIDGE FINANCIAL SOLUTIONS	5	766
	BRUNSWICK CORP	14	1,105
	CACI INTL INC FORMERLY CACI INC TO	8	1,902
	CALLAWAY GOLF CO COM	34	816
	CANADIAN NAT RES LTD	185	4,459
	CARTER HOLDINGS	21	1,997
	CASELLA WASTE SYS INC CL A	33	2,045
	CATALENT INC	29	3,013
	CBIZ INC	56	1,477
	CDK GLOBAL INC	44	2,259
	CENTURYLINK, INC	352	3,435
	CF INDS HLDGS INC	67	2,586
	CHAMPIONX CORP	65	989
	CHARLES RIVER LABORATORIES	8	2,049
	CHART INDUSTRIES INC	34	3,991
	CHARTER COMMUNICATIONS INC-A	21	13,891
	CHEGG INC	31	2,751
	CHEMED CORP NEW	6	2,839
	CHEVRON CORP	39	3,308
	CHEWY INC	16	1,417
	CHIPOTLE MEXICAN GRILL INC	2	2,136
	CIIG MERGER CORP	26	728
	CITIGROUP INC.	355	21,891
	CITIZENS FINANCIAL GROUP INC	171	6,107

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CLEAN HARBORS INC	41	3,119
CLOROX CO	14	2,807
COGNEX CORP	5	417
COGNIZANT TECH SOLUTIONS CRP COM	32	2,614
COHERENT INC	12	1,838
COLGATE PALMOLIVE CO	38	3,232
COLUMBIA SPORTSWEAR CO COM	11	982
COMERICA INC	89	4,946
CONOCOPHILLIPS	110	4,421
COOPER TIRE & RUBR CO	40	1,619
CORPORATE OFFICE PROPERTIES COM	41	1,061
CORTEVA INC	130	5,030
COSTAR GROUP, INC	16	14,526
COSTCO WHOLESALE CORP	19	7,028
COUPA SOFTWARE INC	18	6,226
CROWDSTRIKE HOLDINGS INC	9	1,928
CROWN HLDGS INC	42	4,161
CTS CORP	54	1,853
CUMMINS INC.	14	3,179
CURTISS WRIGHT CORP COM	16	1,827
CVS HEALTH CORPORATION	95	6,502
CYBER-ARK SOFTWARE LTD/ISRAE	7	1,147
D R HORTON INC COM	28	1,951
DANAHER CORP	16	3,532
DAVITA INC	36	4,191
DECIPHERA PHARMACEUTICALS INC	8	431
DELTA AIR LINES INC	57	2,292
DEVON ENERGY CORPORATION	184	2,903
DEXCOM INC	17	6,304
DISCOVERY COMMUNICATIONS-A	146	4,381
DISH NETWORK CORP	113	3,651
DOMINOS PIZZA INC	3	1,104
DOORDASH INC	37	5,252
DORIAN LPG LTD	91	1,108
DUPONT DE NEMOURS INC	87	6,192
EAGLE MATLS INC	15	1,538
EASTERN BANKSHARES INC	69	1,121
EASTMAN CHEM CO COM	32	3,186
EBAY INC	62	3,095

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
EDWARDS LIFESCIENCES CORP	94	8,593
ELASTIC NV	20	2,930
ELEMENT SOLUTIONS INC	138	2,450
EMCOR GROUP INC COM	12	1,079
ENCOMPASS HEALTH CORP	24	1,976
ENTEGRIS INC	10	913
ENVESTNET INC	11	889
ENVISTA HOLDINGS CORP	30	1,021
EPAM SYSTEMS INC	4	1,534
EQUINIX INC	6	4,092
ESCO TECHNOLOGIES INC	6	645
ESSENT GROUP LTD	67	2,881
ETSY INC	11	1,921
EURONET WORLDWIDE INC.	9	1,260
EVERCORE INC	8	822
EVEREST RE GROUP LTD	8	1,941
EVO PAYMENTS INC	32	878
EXACT SCIENCES CORP	11	1,488
EXLSERVICE HOLDINGS INC	12	997
EXXON MOBIL CORPORATION	83	3,434
FACEBOOK INC	110	30,006
FASTENAL CO	78	3,789
FEDEX CORPORATION	6	1,558
FIDELITY NATL INFORMATION SVCS INC	24	3,395
FIRST HAWAIIAN INC	84	1,979
FIRST MIDWEST BANCORP INC DEL	88	1,407
FIRST SOURCE CORP	26	1,032
FIRSTENERGY CORP COM	142	4,331
FIVE9 INC	13	2,279
FIVERR INTERNATIONAL LTD	37	7,245
FLOOR & DECOR HOLDINGS INC	127	11,817
FOLEY TRASIMENE ACQUISITION CO	68	1,032
FORRESTER RESEARCH INC COM	35	1,480
FORTIVE CORP	47	3,300
FOX CORP	127	3,701
FREEPORT-MCMORAN INC.	70	1,821
GARTNER INC	6	929
GATX CORP	22	1,868
GENERAC HOLDINGS INC	10	2,204

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
GENERAL MILLS INC	57	3,363
GENERAL MOTORS CO	357	14,853
GENPACT LTD	21	869
GENTEX CORP	31	1,062
GENTHERM INC	23	1,486
GFL ENVIRONMENTAL INC-SUB VT	35	1,024
GLAXOSMITHKLINE PLC - ADR	95	3,507
GREAT WESTERN BANCORP INC	56	1,160
GROCERY OUTLET HOLDING CORP	179	7,042
GUARDANT HEALTH INC	11	1,468
HAEMONETICS CORP MASS	10	1,209
HAMILTON LANE INC	12	905
HANCOCK WHITNEY CORP	53	1,793
HCA HOLDINGS INC	39	6,386
HEALTHCARE SVCS GROUP INC	57	1,604
HEALTHEQUITY INC	16	1,119
HEICO CORP	7	988
HELEN OF TROY LIMITED	4	858
HENRY JACK & ASSOC INC COM	36	5,864
HEXCEL CORP NEW COM	26	1,285
HILL ROM HLDGS	9	868
HILTON GRAND VACATIONS INC	27	856
HOME DEPOT INC	14	3,723
HORMEL FOODS CORP COM	62	2,885
HOSTESS BRANDS INC	73	1,072
HP INC	188	4,616
HUBBELL INCORPORATED	12	1,909
HUBSPOT INC	4	1,467
HUDSON PACIFIC PROPERTIES INC	81	1,934
HUMANA INC	6	2,544
HUNTINGTON BANCSHARES INC	295	3,722
HUNTINGTON INGALLS INDUSTRIES	8	1,398
HUNTSMAN CORP	284	7,159
HURON CONSULTING GROUP INC	42	2,503
IAA INC	54	3,512
IAC/INTERACTIVECORP	2	453
ICF INTERNATIONAL INC	19	1,448
IDACORP INC	25	2,402
IHS MARKIT LTD	79	7,132

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	ILLUMINA INC	32	11,904
	INARI MEDICAL INC	18	1,578
	INGEVITY CORP	9	688
	INGREDION INC	69	5,460
	INNOVATIVE INDUSTRIAL PROPER	4	733
	INPHI CORP	9	1,380
	INSULET CORP	5	1,299
	INTEGRA LIFESCIENCES HOLDING	17	1,073
	INTEL CORP	74	3,702
	INTERCONTINENTAL EXCHANGE, INC	30	3,493
	INTERNATIONAL BANCSHARES CRP	56	2,093
	INTUIT COM	44	16,775
	IQVIA HOLDINGS INC	16	2,866
	IRHYTHM TECHNOLOGIES INC	8	1,976
	ITT INC	13	986
	J & J SNACK FOODS CORP	12	1,901
	JAZZ PHARMACEUTICALS PLC	20	3,233
	JFROG LTD	11	710
	JM SMUCKER CO	23	2,670
	JOHNSON & JOHNSON	39	6,165
	JOHNSON CONTROLS INTERNATION	73	3,401
*	JPMORGAN CHASE & CO	92	11,593
	KAR AUCTION SERVICES INC	99	1,850
	KEMPER CORP	30	2,306
	KEYCORP NEW	232	3,801
	KKR & CO INC -A	59	2,404
	KNIGHT-SWIFT TRANSPORTATION	22	935
	KONTOOR BRANDS INC	52	2,112
	KOSMOS ENERGY LTD	444	1,044
	KROGER CO	193	6,116
	LABORATORY CRP OF AMER HLDGS	17	3,521
	LAMB WESTON HOLDINGS INC	12	932
	LANTHEUS HOLDINGS INC	124	1,671
	LATTICE SEMICONDUCTOR CORP	34	1,565
	LENDINGTREE, INC	7	1,892
	LESLIE'S INC	37	1,024
	LEXINGTON REALTY TRUST	96	1,016
	LHC GROUP INC	6	1,280
	LIFE STORAGE INC	16	1,852

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	LIGHTSPEED POS INC-SUB VOTE	14	950
	LITTELFUSE INC COM	5	1,273
	LOUISIANA PAC CORP	18	664
	LUXFER HOLDINGS PLC	94	1,548
	LYONDELLBASELL INDU-CL A	48	4,409
	MADISON SQUARE GARDEN ENTERTAI	20	2,056
	MAGNA INTL INC CL A	40	2,840
	MAGNOLIA OIL GAS CORP CL A	164	1,161
	MARATHON OIL CORP	342	2,279
	MARATHON PETROLEUM CORP	113	4,682
	MARVELL TECHNOLOGY GROUP	88	4,197
	MASCO CORP	56	3,049
	MASONITE INTERNATIONAL CORP	9	915
	MASTERCARD INC	15	5,348
	MATCH GROUP INC NEW	182	27,559
	MCKESSON CORP	21	3,618
	MEDALLIA INC	31	1,030
	MEDTRONIC PLC	58	6,807
	MERCADOLIBRE INC	2	3,277
	MERCK & CO INC NEW	38	3,084
	MERCURY SYSTEMS INC	16	1,398
	MERIT MEDICAL SYS INC	26	1,439
*	METLIFE INC	80	3,775
	METTLER-TOLEDO INTL INC	3	3,533
	MGIC INVT CORP WI	114	1,432
	MICRON TECHNOLOGY INC	86	6,442
	MIRATI THERAPEUTICS INC	10	2,215
	MKS INSTRS INC	19	2,830
	MOELIS & CO	42	1,942
	MOLINA HEALTHCARE INC	5	1,142
	MOLSON COORS BEVERAGE CO - B	84	3,773
	MONDELEZ INTERNATIONAL INC	54	3,175
	MONGODB INC	8	2,818
	MONOLITHIC PWR SYS INC	4	1,693
	MONRO INC	23	1,209
*	MORGAN STANLEY	122	8,348
	MORPHOSYS AG ADR	15	425
	MSC INDL DIRECT INC CL A	22	1,856
	MUELLER INDS INC	67	2,369

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
NATERA INC	15	1,474
NATIONAL VISION HOLDINGS INC	34	1,522
NATUS MEDICAL INC	22	451
NEENAH, INC	37	2,069
NETAPP INC	68	4,531
NETFLIX INC	65	35,135
NEW JERSEY RES CORP	36	1,269
NEW RELIC INC	17	1,112
NEWMONT CORP	109	6,544
NICE LTD - SPON ADR	6	1,701
NISOURCE INC	117	2,689
NOMAD FOODS LTD	72	1,840
NORTHWEST BANCSHARES INC/MD	114	1,446
NOVANTA INC	9	1,076
NOVOCURE LTD	3	502
NRG ENERGY INC	92	3,458
NVIDIA CORP	12	6,521
OAK STREET HEALTH INC	13	802
OMNICOM GROUP	114	7,116
ONEOK INC COM	79	3,032
ONTO INNOVATION INC	48	2,282
ORACLE CORPORATION	54	3,461
ORIC PHARMACEUTICALS INC	13	436
ORION ENGINEERED CARBONS SA	119	2,044
OUTSET MEDICAL INC	15	841
PAPA JOHNS INTL INC COM	11	922
PARSLEY ENERGY INC-CLASS A	135	1,919
PAYLOCITY HOLDING CORP	8	1,647
PAYPAL HOLDINGS INC	38	8,891
PEPSICO INC	26	3,841
PERFORMANCE FOOD GROUP CO	28	1,347
PERKINELMER, INC	7	1,037
PFIZER INC	84	3,092
PG&E CORP COM	317	3,946
PHILLIPS 66	56	3,945
PHYSICIANS REALTY TRUST	219	3,890
PIEDMONT OFFICE REALTY TRU-A	94	1,529
PJT PARTNERS INC	9	692
PLANET FITNESS INC	12	947

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	POPULAR INC	61	3,461
	PORTLAND GEN ELEC CO	37	1,573
	POST HOLDINGS INC	15	1,511
	POTLATCHDELTIC CORP	37	1,852
	PPL CORPORATION	146	4,106
	PQ GROUP HOLDINGS INC	47	664
	PRA HEALTH SCIENCES INC	10	1,267
	PRIMORIS SERVIES CORPORATION	75	2,069
*	PRINCIPAL FINANCIAL GROUP	74	3,686
	PROCTER & GAMBLE CO	26	3,604
	PRUDENTIAL FINL INC	46	3,607
	PTC THERAPEUTICS INC	14	873
	PUBLIC SVC ENTERPRISE GROUP INC	57	3,346
	PULTE GRP INC	193	8,341
	Q2 HOLDINGS INC	15	1,898
	REALTY INCOME CORP COM	50	3,096
	REGIONS FINL CORP NEW	265	4,277
	REINSURANCE GROUP AMER CLASS A NEW	40	4,574
	RENAISSANCERE HOLDINGS COM	16	2,653
	REPUBLIC SERVICES INC CL A COMM	43	4,112
	ROGERS CORP COM	3	542
	ROLLINS INC	90	3,522
	RPM INTERNATIONAL INC	19	1,774
	RPT REALTY	189	1,633
	RUSH STREET INTERACTIVE INC	1	19
	RYMAN HOSPITALITY PROPERTIES	69	4,655
	S&P GLOBAL INC	9	2,880
	SABRE CORP	166	1,992
	SAIA INC	8	1,513
	SAILPOINT TECHNOLOGIES HOLDING	30	1,581
	SALESFORCE COM INC	31	6,838
	SAREPTA THERAPEUTICS INC	25	4,276
	SCHWAB CHARLES CORP NEW	89	4,699
	SCIENCE APPLICATIONS INTERNATI	10	974
	SCORPIO TANKERS INC	24	265
	SEA LTD-ADR	216	43,003
	SEACOR HOLDINGS INC	21	855
	SEALED AIR CORP COM	53	2,409
	SEMPRA ENERGY COM	21	2,637

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
SERVICENOW INC	72	39,836
SHOCKWAVE MEDICAL INC	15	1,529
SIGNATURE BANK	10	1,353
SILK ROAD MEDICAL INC	15	926
SIRIUS XM HOLDINGS INC	530	3,375
SITEONE LANDSCAPE SUPPLY INC	9	1,380
SLM CORP	267	3,310
SMARTSHEET INC	18	1,247
SNOWFLAKE INC	20	5,846
SOLAR CAPITAL LTD	48	836
SOLAREDGE TECHNOLOGIES INC	2	670
SONIC AUTOMOTIVE INC	51	1,951
SOUTH STATE CORP	25	1,840
SPECTRUM BRANDS HLDGS INC NEW	42	3,321
SPIRE INC	17	1,069
SPLUNK INC	22	3,696
SQUARE INC	164	35,579
STAG INDUSTRIAL INC	56	1,758
STEPAN CO COM	11	1,301
STONECO LTD-A	33	2,740
SUNNOVA ENERGY INTERNATIONAL I	25	1,128
SVMK INC	40	1,022
SYNCHRONY FINANCIAL	139	4,818
SYNOVUS FINANCIAL CORP	53	1,708
TANDEM DIABETES CARE INC	10	986
TARGET CORP	26	4,554
TCF FINANCIAL CORP	26	950
TELADOC HEALTH INC	16	3,259
TELEDYNE TECHNOLOGIES INC	3	1,145
TETRA TECH INC NEW	1	90
TEXTRON INC	68	3,286
THE SCOTTS MIRACLE-GRO COMPANY CL A	3	518
THERMON GROUP HOLDINGS INC	82	1,281
THOR INDS INC	26	2,390
TORO CO	7	683
TPG PACE BENEFICIAL FINANCE CO	25	647
TRADE DESK INC/THE	8	6,173
TRANSUNION	58	5,753
TREEHOUSE FOODS INC	68	2,902

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	TREX COMPANY INC	28	2,353
	TRI POINTE HOMES INC	96	1,657
	TRIMAS CORP	100	3,172
	TRINET GROUP INC	13	1,024
	TURNING POINT THERAPEUTICS INC	8	972
	TWILIO INC	64	21,748
	TWIST BIOSCIENCE CORP	8	1,095
	TWO HARBORS INVESTMENT CORP	779	4,961
	TYLER TECHNOLOGIES INC	2	829
	TYSON FOODS INC CL A DEL	92	5,907
	UBER TECHNOLOGIES INC	489	24,926
	UGI CORP NEW COM	114	3,962
	ULTA BEAUTY, INC	23	6,416
	UNIFIRST CORP MASS	5	1,118
	UNITY SOFTWARE INC	8	1,266
	UNIVERSAL DISPLAY CORP	5	1,246
	US BANCORP	78	3,639
	VAIL RESORTS INC COM	2	697
	VALMONT INDS INC	13	2,264
	VEEVA SYSTEMS INC	6	1,764
	VERIZON COMMUNICATIONS	162	9,523
	VIATRIS INC	431	8,083
	VIAVI SOLUTIONS INC	102	1,533
	VISA INC-CLASS A SHRS	187	41,012
	VISTRA CORP	161	3,171
	VOYA FINANCIAL INC	92	5,422
	WALGREENS BOOTS ALLIANCE INC	85	3,398
	WALMART INC	26	3,777
	WARNER MUSIC GROUP CORP	316	11,991
	WASHINGTON FEDERAL INC	21	541
	WATSCO INC CL A	16	3,715
	WEBSTER FINL CORP WATERBURY CONN	33	1,381
*	WELLS FARGO & CO	415	12,517
	WESTROCK CO	110	4,784
	WEX INC	11	2,143
	WHITE MTNS INS GROUP	5	4,668
	WILLIAMS SONOMA INC	8	844
	WNS HOLDINGS LTD ADR	55	3,939
	WYNDHAM HOTELS & RESORTS INC	23	1,371

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
XYLEM INC/NY	32	3,273
ZAI LAB LTD-ADR	8	1,037
ZENDESK INC	12	1,689
ZILLOW GROUP INC-C	129	16,713
ZIMMER BIOMET HOLDINGS, INC	18	2,751
ZIONS BANCORP NA	25	1,065
ZOETIS INC	136	22,703
ZYNGA INC	213	2,104
Total Common Stocks		2,353,264

U.S. Government and Agency Obligations
FHLMC POOL #Q42018 3.500% 7/01/46	321	343
FHLMC POOL #ZM6956 4.500% 6/01/48	1,498	1,662
FNMA POOL #AM6602 2.630% 9/01/21	1,500	1,506
FNMA POOL #AM7514 3.070% 2/01/25	2,900	3,151
FNMA POOL #AM7619 2.940% 1/01/23	1,809	1,872
FNMA POOL #AM7901 3.360% 2/01/30	90	104
FNMA POOL #AM8141 2.780% 3/01/27	885	976
FNMA POOL #AM8572 2.750% 4/01/25	3,559	3,838
FNMA POOL #AM8856 2.920% 6/01/30	4,597	5,162
FNMA POOL #AM9014 3.200% 6/01/30	4,878	5,548
FNMA POOL #AM9169 3.080% 6/01/27	1,979	2,214
FNMA POOL #AM9320 3.300% 7/01/30	2,579	2,977
FNMA POOL #AM9432 3.120% 12/01/22	1,832	1,897
FNMA POOL #AM9491 3.550% 8/01/30	124	144
FNMA POOL #AM9567 2.970% 7/01/24	1,389	1,487
FNMA POOL #AM9615 2.680% 9/01/22	3,242	3,322
FNMA POOL #AN0193 3.000% 8/01/24	554	594
FNMA POOL #AN4172 3.370% 2/01/32	688	802
FNMA POOL #AN5935 3.130% 7/01/27	946	1,062
FNMA POOL #AN6026 2.980% 6/01/27	770	855
FNMA POOL #AN6271 3.100% 8/01/29	85	97
FNMA POOL #AN6850 3.220% 9/01/32	1,000	1,050
FNMA POOL #AN7596 3.160% 6/01/30	1,348	1,525
FNMA POOL #BK8753 4.500% 6/01/49	1,076	1,180
FNMA POOL #BL0907 3.880% 12/01/28	1,350	1,593
FNMA POOL #BL2086 3.450% 5/01/29	1,750	2,023
FNMA POOL #BL3212 3.090% 7/01/31	1,586	1,821
FNMA POOL #BL3217 3.330% 7/01/34	2,275	2,663

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA POOL #BL4333 2.520% 11/01/29	1,498	1,650
FNMA POOL #BL4791 2.710% 11/01/29	1,000	1,119
FNMA POOL #BL5353 2.715% 6/01/28	2,000	2,209
FNMA POOL #BM3375 4.000% 1/01/48	1,036	1,142
FNMA POOL #BM3499 4.000% 3/01/48	3,051	3,333
FNMA POOL #FM2096 3.500% 11/01/49	2,324	2,506
GNMA POOL #784044 4.990% 11/20/37	1,526	1,692
GNMA POOL #784045 4.500% 7/20/45	669	721
GNMA POOL #784602 4.000% 5/20/38	1,453	1,561
GNMA POOL #BA7567 4.500% 5/20/48	566	609
GNMA POOL #BI0416 4.500% 11/20/48	650	709
GNMA POOL #BJ1318 5.000% 5/20/49	1,219	1,365
GNMA POOL #BK7169 5.000% 12/20/48	652	724
GNMA POOL #BL7729 5.000% 5/20/49	818	918
GNMA POOL #BM9692 4.500% 7/20/49	1,611	1,744
RFCSP STRIP PRINCIPAL 1/15/30	500	445
TENN VAL AUTH CPN STRIP 3/15/32	300	249
TENN VALLEY AUTH 4.250% 9/15/65	124	187
TENN VALLEY AUTH 4.625% 9/15/60	70	110
TVA PRIN STRIP 6/15/35	500	372
U S TREASURY SEC STRIPPED 2/15/22	900	899
U S TREASURY SEC STRIPPED 5/15/23	2,195	2,187
U S TREASURY SEC STRIPPED 8/15/23	205	204
U S TREASURY SEC STRIPPED 11/15/22	300	299
US TREAS SEC STRIPPED	300	262
US TREAS SEC STRIPPED 5/15/33	900	770
US TREAS SEC STRIPPED 11/15/32	1,000	864
US TREAS SEC STRIPPED 11/15/33	900	763
US TREASURY BOND 1.125% 5/15/40	350	332
US TREASURY BOND 1.250% 5/15/50	2,480	2,250
US TREASURY BOND 1.375% 8/15/50	195	183
US TREASURY BOND 2.000% 2/15/50	5,832	6,334
US TREASURY BOND 2.250% 8/15/46	5,074	5,792
US TREASURY BOND 2.250% 8/15/49	1,870	2,140
US TREASURY BOND 2.375% 11/15/49	185	217
US TREASURY BOND 3.000% 2/15/48	80	105
US TREASURY BOND 3.000% 11/15/44	119	154
US TREASURY BOND 3.125% 2/15/43	2,000	2,623
US TREASURY BOND 3.125% 11/15/41	1,500	1,962

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	US TREASURY BOND 3.375% 5/15/44	1,659	2,269
	US TREASURY BOND 3.500% 2/15/39	1,000	1,358
	US TREASURY BOND 3.625% 2/15/44	1,000	1,416
	US TREASURY BOND 3.625% 8/15/43	2,700	3,813
	US TREASURY BOND 3.750% 11/15/43	807	1,162
	US TREASURY BOND 4.375% 2/15/38	445	662
	US TREASURY BOND 4.375% 5/15/41	1,160	1,778
	US TREASURY BOND 4.500% 2/15/36	777	1,140
	US TREASURY NOTE 0.375% 9/30/27	290	286
	US TREASURY NOTE 0.625% 8/15/30	340	332
	US TREASURY NOTE 1.375% 8/31/23	4,500	4,647
	US TREASURY NOTE 1.500% 2/15/30	164	174
	US TREASURY NOTE 1.500% 2/28/23	12,000	12,353
	US TREASURY NOTE 1.625% 8/15/29	30	32
	US TREASURY NOTE 1.750% 2/28/22	33,500	34,134
	US TREASURY NOTE 1.750% 11/30/21	400	406
	US TREASURY NOTE 1.750% 12/31/24	14,453	15,311
	US TREASURY NOTE 1.750% 12/31/26	442	475
	US TREASURY NOTE 2.000% 6/30/24	81	86
	US TREASURY NOTE 2.125% 2/29/24	1,080	1,146
	US TREASURY NOTE 2.250% 2/15/27	9,067	10,022
	US TREASURY NOTE 2.250% 11/15/24	52	56
	US TREASURY NOTE 2.250% 11/15/25	46	50
	US TREASURY NOTE 2.500% 5/15/24	74	80
	US TREASURY NOTE 2.500% 8/15/23	1,600	1,698
	US TREASURY NOTE 2.750% 5/31/23	194	206
	US TREASURY NOTE 2.875% 4/30/25	115	128
	US TREASURY NOTE 2.875% 5/31/25	170	189
	US TREASURY SEC STRIPPED	1,775	1,526
	VR FNMA POOL #AL7395 5.581% 9/01/55	1,846	2,151
	Total U.S. Government and Agency Obligations		202,259

	Common/Collective Trusts
*	AMEX R/VANGUARD FIDUCIARY EXT MKT	3,536	487,425
*	AMEX R/VANGUARD FIDUCIARY INTL STK	929	111,571
*	AMEX R/VANGUARD FIDUCIARY TOT BD	1,047	123,669
*	BLACKROCK INSTL/MSCI EAFE SMALL CAP	3,337	96,789
*	COLUMBIA TRUST GOV MONEY MKT FUND	30,401	30,401
*	FIAM GRP TR FOR/CORE PLUS COMMINGLE	4,851	119,097

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	LOOMIS SAYLES CORE PLUS FULL DISC TR	4,801	120,324
*	MSIM/INTERNATIONAL EQUITY II TRUST	8,244	330,796
	NEUBERGER BERMA/EMERGING MKTS EQUIT	4,954	77,376
*	VANGUARD EMPLOYEE BENEFIT INDEX #528	2,554	1,171,445
	Total Common/Collective Trusts		2,668,893

	Mutual Funds
	AMER FNDS EUROPAC GROW-R6 #2616	5,723	396,614
	DFA EMERGING MARKETS VALUE FD #5095	2,453	70,290
	Total Mutual Funds		466,904

	Self-Directed Brokerage Accounts
	CASH EQUIVALENTS		15,661
	COMMON STOCK		7,310
	MUTUAL FUNDS		117,139
	Total Self-Directed Brokerage Accounts		140,110

	Other Investments
	Asset-Backed Securities
	AMERICAN CREDIT ACCE 2.690% 12/12/25	485	495
	AMERICAN CREDIT ACCE 2.760% 9/12/25	895	912
	AMERICAN CREDIT ACCE 3.700% 7/10/24	235	236
	AMERICAN HOMES 4 REN 3.467% 4/17/52	359	385
	AMERICAN HOMES 4 REN 3.678% 12/17/36	668	722
	AMERICAN HOMES 4 REN 3.786% 10/17/36	447	482
	AMERICAN HOMES 4 REN 4.407% 4/17/52	720	772
	AMERICAN HOMES 4 REN 5.639% 4/17/52	150	167
	AMERICAN HOMES 4 REN 6.070% 10/17/45	142	160
	AMERICREDIT AUTOMOBI 1.590% 10/20/25	1,100	1,120
	AMERICREDIT AUTOMOBI 2.690% 6/19/23	341	346
	AMERICREDIT AUTOMOBI 2.710% 8/18/22	97	97
	AMERICREDIT AUTOMOBI 2.970% 3/20/23	815	823
	AMERICREDIT AUTOMOBI 3.080% 12/18/23	1,699	1,750
	AMERICREDIT AUTOMOBI 3.130% 1/18/23	347	356
	AMSR TRUST 1.806% 9/17/37	1,845	1,853
	ASCENTIUM EQUIPMENT 2.290% 6/10/21	8	8
	ASCENTIUM EQUIPMENT 2.850% 10/10/21	550	553
	BB-UBS TRUST 3.430% 11/05/36	1,350	1,407
	BUSINESS JET SECURIT 2.981% 11/15/35	748	758

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
BUSINESS JET SECURIT 4.212% 7/15/34	512	523
BUSINESS JET SECURIT 4.447% 6/15/33	362	368
CAMILLO 2016-SFR1 5.000% 12/05/23	359	358
CAPITAL AUTO RECEIVA 3.150% 2/20/25	427	434
CARMAX AUTO OWNER TR 2.340% 11/17/25	2,070	2,144
CARMAX AUTO OWNER TR 2.600% 2/15/23	211	213
CARMAX AUTO OWNER TR 2.700% 10/16/23	171	174
CARMAX AUTO OWNER TR 3.370% 7/15/24	298	308
CARMAX AUTO OWNER TR 3.390% 10/16/23	300	304
CARVANA AUTO RECEIVA 2.010% 3/17/25	1,500	1,524
CARVANA AUTO RECEIVA 3.000% 6/17/24	1,300	1,335
COLONY AMERICAN FINA 1.358% 8/15/53	294	297
COLONY AMERICAN FINA 2.554% 11/15/48	107	107
COMM MORTGAGE TRUST 3.759% 8/10/48	313	352
CPS AUTO TRUST 2.540% 12/15/25	535	547
CPS AUTO TRUST 3.010% 10/17/22	95	95
CPS AUTO TRUST 3.050% 12/15/23	65	65
CPS AUTO TRUST 3.790% 6/15/23	319	324
CPS AUTO TRUST 4.400% 6/17/24	118	122
CREDIT ACCEPTANCE AU 1.770% 12/17/29	1,675	1,697
CREDIT ACCEPTANCE AU 2.390% 4/16/29	670	686
CREDIT ACCEPTANCE AU 3.060% 3/15/29	1,600	1,661
CREDIT ACCEPTANCE AU 3.480% 10/15/26	682	688
CREDIT ACCEPTANCE AU 3.600% 4/15/27	990	998
CREDIT ACCEPTANCE AU 4.160% 9/15/27	395	405
DBWF 2015-LCM M/MTG 1.000% 6/10/34	219	216
DRIVE AUTO RECEIVABL 2.360% 3/16/26	774	792
DRIVE AUTO RECEIVABL 3.690% 8/17/26	185	195
DRIVE AUTO RECEIVABL 4.140% 8/15/24	1,140	1,173
DRIVE AUTO RECEIVABL 4.180% 3/15/24	106	107
DRIVE AUTO RECEIVABL 4.300% 9/16/24	408	422
DT AUTO OWNER TRUST 3.470% 7/17/23	132	133
DT AUTO OWNER TRUST 3.580% 5/15/23	99	99
DT AUTO OWNER TRUST 3.670% 3/15/24	135	135
EXETER AUTOMOBILE RE 3.110% 8/15/25	765	791
EXETER AUTOMOBILE RE 3.300% 3/15/24	2,000	2,042
EXETER AUTOMOBILE RE 3.530% 11/15/23	290	297
EXETER AUTOMOBILE RE 3.680% 7/17/23	548	560
EXETER AUTOMOBILE RE 3.710% 6/15/23	400	403

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FANNIEMAE-ACES 0.670% 5/25/27	333	330
FANNIEMAE-ACES 1.200% 8/25/28	80	81
FANNIEMAE-ACES 2.980% 9/25/24	733	833
FED HOME LN MTG CORP 2.770% 5/25/25	1,500	1,620
FED HOME LN MTG CORP 3.350% 9/25/28	958	1,058
FED HOME LN MTG CORP 3.500% 3/15/35	1,517	1,746
FED HOME LN MTG CORP 3.500% 6/15/26	436	457
FED HOME LN MTG CORP 4.500% 4/15/39	86	90
FED HOME LN MTG CORP 6.000% 11/15/23	16	17
FED HOME LN MTG CORP 6.250% 10/15/23	70	74
FED HOME LN MTG CORP 7.000% 5/15/37	682	902
FED HOME LN MTG CORP 7.000% 12/15/36	100	122
FED NATL MTG ASSN 2.500% 8/25/42	177	191
FED NATL MTG ASSN 3.000% 1/25/46	369	395
FED NATL MTG ASSN 3.500% 5/25/49	2,348	2,495
FED NATL MTG ASSN 4.500% 12/25/40	829	995
FED NATL MTG ASSN 5.500% 6/25/35	195	227
FED NATL MTG ASSN 6.000% 3/25/36	62	72
FHLMC MULTIFAMILY ST 2.811% 9/25/24	591	630
FHLMC MULTIFAMILY ST 2.982% 11/25/25	693	754
FHLMC-GNMA 8.000% 12/25/22	5	5
FIRST INVESTORS AUTO 3.000% 1/16/24	400	405
FIRST INVESTORS AUTO 3.000% 8/15/23	568	573
FIRST INVESTORS AUTO 3.440% 3/15/24	439	448
FIRST INVESTORS AUTO 3.600% 4/17/23	278	282
FIRST INVESTORS AUTO 3.690% 6/17/24	292	296
FIRSTKEY HOMES 2020- 1.339% 9/17/25	600	607
FIRSTKEY HOMES 2020- 1.567% 10/19/37	1,185	1,176
FIRSTKEY HOMES 2020- 1.941% 9/17/25	231	231
FLAGSHIP CREDIT AUTO 2.480% 8/15/24	445	457
FLAGSHIP CREDIT AUTO 2.710% 11/15/22	27	27
FLAGSHIP CREDIT AUTO 2.740% 10/15/25	1,100	1,139
FLAGSHIP CREDIT AUTO 2.770% 12/15/25	620	645
FLAGSHIP CREDIT AUTO 2.910% 9/15/23	384	387
FLAGSHIP CREDIT AUTO 2.920% 11/15/23	227	230
FLAGSHIP CREDIT AUTO 2.960% 7/15/23	270	272
FLAGSHIP CREDIT AUTO 3.390% 1/16/24	700	714
FLAGSHIP CREDIT AUTO 3.580% 1/15/24	130	134
FLAGSHIP CREDIT AUTO 6.220% 6/15/22	123	124

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FLAGSHIP CREDIT AUTO 6.220% 9/15/22	107	108
FREDDIE MAC - SCRT 3.000% 5/25/60	1,758	1,882
FREDDIE MAC - SCRT 3.500% 7/25/58	564	616
FREDDIE MAC - SCRT 3.500% 11/25/57	1,437	1,560
FREDDIE MAC - SCRT 4.000% 3/25/59	1,603	1,776
FREEDOM FINANCIAL 2.520% 3/18/27	419	422
FREEDOM FINANCIAL 2.620% 11/18/26	193	194
GLS AUTO RECEIVABLES 3.710% 3/15/23	296	299
GOODGREEN TRUST 3.260% 10/15/53	469	489
GOODGREEN TRUST 3.740% 10/15/52	145	152
GOVT NATL MTG ASSN 3.500% 3/20/49	184	196
GOVT NATL MTG ASSN 3.500% 8/20/47	549	608
GOVT NATL MTG ASSN 4.500% 10/16/39	1,375	1,542
GOVT NATL MTG ASSN 5.000% 8/20/39	244	276
GOVT NATL MTG ASSN 5.000% 10/20/39	687	766
HERO FUNDING TRUST 3.080% 9/20/42	393	404
HERO FUNDING TRUST 3.950% 9/20/48	490	513
HERO FUNDING TRUST 4.070% 9/20/48	91	95
HERO FUNDING TRUST 4.460% 9/20/47	442	474
HERO FUNDING TRUST 4.670% 9/20/48	839	898
HERTZ VEHICLE FINANC 1.000% 6/27/22	170	170
HERTZ VEHICLE FINANC 3.290% 2/25/24	88	88
HILTON GRAND VACATIO 2.660% 12/27/28	112	114
INDEPENDENCE PLAZA 3.763% 7/10/35	1,200	1,281
LENDINGPOINT ASSET 2.512% 2/10/26	340	340
LENDMARK FUNDING TRU 5.030% 12/21/26	100	104
MARINER FINANCE ISSU 3.510% 7/20/32	965	989
MRCD MORTGAGE TRUS 2.71752% 12/15/36	1,846	1,841
NRZ EXCESS SPREAD CO 3.844% 12/25/25	1,100	1,100
OPORTUN FUNDING LLC 3.610% 3/08/24	387	387
PROGRESS RESIDENTIAL 1.294% 10/17/27	565	571
PROGRESS RESIDENTIAL 1.495% 10/17/27	415	414
PROGRESS RESIDENTIAL 2.768% 8/17/34	199	201
PROGRESS RESIDENTIAL 4.040% 8/17/35	410	416
PROGRESS RESIDENTIAL 4.261% 8/17/34	453	460
PROGRESS RESIDENTIAL 4.656% 8/17/35	335	341
PROGRESS RESIDENTIAL 4.873% 10/17/35	524	536
PROSPER MARKETPLACE 3.190% 7/15/25	137	137
RENEW 2017-1 1.67064% 9/28/52	191	197

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
RENEW FINANCIAL 3.220% 9/22/53	175	179
SANTANDER DRIVE AUTO 2.930% 12/15/22	32	32
SANTANDER DRIVE AUTO 3.170% 4/17/23	375	378
SANTANDER DRIVE AUTO 3.320% 3/15/24	629	643
SANTANDER RETAIL AUT 3.490% 4/20/22	83	83
SIERRA RECEIVABLES 2.320% 7/20/37	950	961
TIDEWATER AUTO RECEI 4.300% 11/15/24	165	169
TRICON AMERICAN HOME 1.499% 7/17/38	240	243
VENDEE MORTGAGE TRUS 5.000% 5/15/33	402	463
VR 20 TSQ GROUNDCO 3.20323% 5/15/35	1,400	1,330
VR FANNIEMAE-ACES 1.117% 11/25/22	146	146
VR FANNIEMAE-ACES 1.918% 10/25/30	1,498	175
VR FANNIEMAE-ACES 2.477% 12/25/26	173	189
VR FANNIEMAE-ACES 2.885% 5/25/29	1,175	1,324
VR FANNIEMAE-ACES 2.939% 1/25/26	2,752	3,013
VR FANNIEMAE-ACES 3.061% 5/25/27	1,480	1,662
VR FANNIEMAE-ACES 3.078% 6/25/27	822	926
VR FANNIEMAE-ACES 3.092% 4/25/27	3,574	3,996
VR FANNIEMAE-ACES 3.554% 9/25/28	690	813
VR FED HOME LN MTG 0.476% 2/15/43	203	203
VR FED HOME LN MTG 0.546% 9/15/36	38	38
VR FED NATL MTG AS 3.45829% 4/25/44	69	74
VR FED NATL MTG ASSN 0.680% 9/25/41	81	81
VR FHLMC MULTIFAMI 0.88182% 9/25/22	11	11
VR FHLMC MULTIFAMILY 3.284% 6/25/25	1,000	1,113
VR FHLMC MULTIFAMILY 3.364% 12/25/27	680	786
VR FREMF MORTGAGE 3.6803% 1/25/48	1200	1,303
VR FREMF MORTGAGE 3.55551% 6/25/45	800	842
VR FREMF MORTGAGE 3.57593% 11/25/49	180	196
VR FREMF MORTGAGE 3.84543% 7/25/49	220	233
VR FREMF MORTGAGE 4.07097% 11/25/47	191	208
VR GOODGREEN TRUS 3.930% 10/15/53	470	501
VR GOVT NATL MTG 0.592% 6/20/65	733	734
VR GOVT NATL MTG 0.592% 7/20/65	749	750
VR GOVT NATL MTG 0.712% 3/20/67	584	587
VR GOVT NATL MTG 0.752% 11/20/65	1,388	1,398
VR GOVT NATL MTG 4.788% 10/20/43	655	750
VR GOVT NATL MTG 5.254% 5/20/40	670	774
VR GOVT NATL MTG 5.530% 1/20/38	505	594

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
VR GOVT NATL MTG 5.545% 10/20/40	899	1,040
VR GOVT NATL MTG AS 0.592% 6/20/65	729	730
VR GOVT NATL MTG AS 0.602% 2/20/61	821	822
VR GOVT NATL MTG AS 0.652% 6/20/67	524	526
VR GOVT NATL MTG AS 0.672% 9/20/65	1,033	1,037
VR GOVT NATL MTG AS 0.672% 10/20/65	718	720
VR GOVT NATL MTG AS 0.732% 5/20/66	309	309
VR GOVT NATL MTG AS 0.812% 12/20/65	425	429
VR GOVT NATL MTG AS 0.982% 8/20/66	437	444
VR GOVT NATL MTG AS 1.152% 12/20/66	197	201
VR HEADLANDS RESIDEN 3.967% 6/25/24	950	955
VR PRETIUM MORTGAGE 3.1048% 6/27/60	1,114	1,116
VR VERICREST OPPOR 3.2282% 1/25/50	740	742
VR VERICREST OPPORT 2.9814% 2/25/50	904	906
VR VERICREST OPPORT 2.9815% 3/25/50	433	433
VR VERICREST OPPORT 3.1049% 11/25/50	1,717	1,719
VR VERICREST OPPORT 3.4255% 12/26/49	1,012	1,014
WESTGATE RESORTS 3.050% 12/20/30	79	80
WESTGATE RESORTS 3.580% 12/20/31	262	261
WESTLAKE AUTOMOBILE 3.610% 10/16/23	764	771
Total Asset-Backed Securities		122,850

Foreign Sovereign Debt
REPUBLIC OF COLOMBIA 3.125% 4/15/31	210	223
REPUBLIC OF COLOMBIA 4.125% 5/15/51	200	222
REPUBLIC OF COLOMBIA 4.500% 1/28/26	200	227
REPUBLIC OF PANAMA 3.870% 7/23/60	270	318
UNITED MEXICAN STATE 2.659% 5/24/31	301	308
UNITED MEXICAN STATE 3.750% 1/11/28	392	440
UNITED MEXICAN STATE 3.771% 5/24/61	222	231
UNITED MEXICAN STATE 4.125% 1/21/26	270	310
UNITED MEXICAN STATE 4.350% 1/15/47	35	40
UNITED MEXICAN STATE 4.500% 1/31/50	350	410
Total Foreign Sovereign Debt		2,729

Municipal Bonds
OHIO ST UNIV 4.048% 12/01/56	81	105
OHIO UNIV GEN RECPTS 5.590% 12/01/14	195	278
Total Municipal Bonds		383

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)

Private Placement Bonds
P/P ABN AMRO BANK NV 4.750% 7/28/25	250	288
P/P AIA GROUP LTD 3.200% 9/16/40	200	210
P/P AIA GROUP LTD 3.600% 4/09/29	200	225
P/P AIB GROUP PLC 4.750% 10/12/23	290	319
P/P AIR CANADA 2013- 4.125% 11/15/26	646	622
P/P AIR CANADA 2015- 3.600% 3/15/27	1,142	1,123
P/P AIR CANADA 2017- 3.300% 1/15/30	67	66
P/P AIR CANADA 2017- 3.550% 1/15/30	230	201
P/P AIRBUS SE 3.150% 4/10/27	164	178
P/P ALIMENTATION COU 2.950% 1/25/30	120	131
P/P ALIMENTATION COU 3.800% 1/25/50	310	367
P/P AMERICAN TOWER 3.652% 3/23/28	230	253
P/P ANGLO AMERICAN 2.625% 9/10/30	200	209
P/P ANGLO AMERICAN 4.000% 9/11/27	200	230
P/P ANZ NEW ZEALAND 2.750% 1/22/21	300	300
P/P APT PIPELINES LT 4.200% 3/23/25	170	188
P/P APT PIPELINES LT 4.250% 7/15/27	102	116
P/P ASB BANK LIMITED 3.125% 5/23/24	325	350
P/P AT&T INC 3.500% 9/15/53	194	194
P/P AT&T INC 3.550% 9/15/55	246	245
P/P ATHENE GLOBAL FU 2.750% 6/25/24	140	148
P/P ATHENE GLOBAL FU 2.950% 11/12/26	595	638
P/P AUSGRID FINANCE 3.850% 5/01/23	200	211
P/P AUST & NZ BANKIN 2.570% 11/25/35	210	214
P/P AVOLON HOLDINGS 2.875% 2/15/25	50	51
P/P AVOLON HOLDINGS 3.625% 5/01/22	800	817
P/P AVOLON HOLDINGS 4.250% 4/15/26	295	318
P/P AVOLON HOLDINGS 4.375% 5/01/26	315	341
P/P AVOLON HOLDINGS 5.500% 1/15/23	240	255
P/P AVOLON HOLDINGS 5.500% 1/15/26	375	425
P/P BAE SYSTEMS HOLD 3.800% 10/07/24	130	145
P/P BAE SYSTEMS PLC 1.900% 2/15/31	242	245
P/P BANCO NACIONAL 2.500% 8/11/30	300	300
P/P BLACKSTONE/GSO 3.650% 7/14/23	195	203
P/P BMW US CAPITAL 2.250% 9/15/23	72	75
P/P BOC AVIATION LTD 2.375% 9/15/21	200	201
P/P BOC AVIATION LTD 2.750% 9/18/22	200	204

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P BPCE SA 4.625% 7/11/24	200	224
P/P BRITISH AIR 18-1 3.800% 9/20/31	103	104
P/P BRITISH AIR 18-1 4.125% 9/20/31	269	264
P/P BRITISH AIR 19-1 3.300% 12/15/32	197	197
P/P BROOKLYN UNION 4.273% 3/15/48	100	127
P/P CADILLAC FAIRVIE 3.875% 3/20/27	201	222
P/P CAMERON LNG LLC 3.701% 1/15/39	238	268
P/P CARGILL INC 2.125% 4/23/30	318	335
P/P CARGILL INC 3.250% 3/01/23	25	27
P/P CHEVRON PHILLIPS 5.125% 4/01/25	505	593
P/P CITIZENS FINANCI 2.638% 9/30/32	47	50
P/P CK HUTCHISON INT 1.875% 10/03/21	200	202
P/P CK HUTCHISON INT 3.625% 4/11/29	200	226
P/P CLEVELAND ELECTR 3.500% 4/01/28	95	101
P/P COMMONWEALTH BAN 2.500% 9/18/22	140	145
P/P COMMONWEALTH BAN 2.850% 5/18/26	110	122
P/P COMMONWEALTH BAN 4.500% 12/09/25	200	231
P/P CREDIT AGRICOLE 3.250% 10/04/24	250	271
P/P CREDIT SUISSE GR 3.574% 1/09/23	598	616
P/P CRH AMERICA FINA 3.400% 5/09/27	200	223
P/P CVS PASS-THROUGH 4.163% 8/10/36	240	265
P/P CVS PASS-THROUGH 4.704% 1/10/36	299	340
P/P CVS PASS-THROUGH 5.773% 1/10/33	70	82
P/P CVS PASS-THROUGH 5.926% 1/10/34	74	90
P/P DAIWA SECURITIES 3.129% 4/19/22	64	66
P/P DANSKE BANK A/S 1.171% 12/11/23	564	567
P/P DIAMOND 1 FIN/DI 5.450% 6/15/23	130	144
P/P DIAMOND 1 FIN/DI 6.020% 6/15/26	420	512
P/P DUQUESNE LIGHT 3.616% 8/01/27	230	254
P/P ENEL FINANCE INT 3.625% 5/25/27	220	250
P/P ENEL FINANCE INT 4.625% 9/14/25	200	233
P/P ENI SPA 4.000% 9/12/23	200	218
P/P ERAC USA FINANCE 2.600% 12/01/21	100	102
P/P ERAC USA FINANCE 3.850% 11/15/24	150	167
P/P GAIF BOND ISSUER 3.400% 9/30/26	95	102
P/P GLENCORE FUNDING 1.625% 9/01/25	615	633
P/P GLENCORE FUNDING 2.500% 9/01/30	590	602
P/P GLENCORE FUNDING 4.125% 5/30/23	122	132
P/P GLENCORE FUNDING 4.625% 4/29/24	70	78

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	P/P GOODMAN US FIN 3.700% 3/15/28	86	94
	P/P GRAY OAK PIPELIN 2.000% 9/15/23	145	147
	P/P GRAY OAK PIPELIN 2.600% 10/15/25	175	180
	P/P GREAT-WEST LIFEC 4.581% 5/17/48	130	177
	P/P GTP ACQUISITION 3.482% 6/16/25	190	204
	P/P HUTCH WHAMPOA IN 3.625% 10/31/24	500	547
	P/P HYUNDAI CAPITAL 1.150% 11/10/22	421	421
	P/P HYUNDAI CAPITAL 1.800% 10/15/25	140	143
	P/P HYUNDAI CAPITAL 2.375% 10/15/27	140	147
	P/P JACKSON NATL LIF 3.050% 4/29/26	55	61
	P/P JACKSON NATL LIF 3.875% 6/11/25	324	365
	P/P JERSEY CENTRAL 4.300% 1/15/26	50	56
	P/P KEYSPAN GAS EAST 2.742% 8/15/26	200	220
	P/P LIBERTY MUTUAL 3.951% 10/15/50	180	216
	P/P MACQUARIE BANK 4.000% 7/29/25	300	343
*	P/P MET LIFE GLOB FU 3.000% 9/19/27	180	201
	P/P MEXICO CITY ARPT 5.500% 7/31/47	207	218
	P/P MID-ATLANTIC INT 4.100% 5/15/28	50	56
	P/P MITSUBISHI UFJ 2.652% 9/19/22	200	206
	P/P MITSUI FUDOSAN 2.950% 1/23/23	450	469
	P/P MIZUHO FINANCIAL 2.632% 4/12/21	200	201
	P/P MYLAN INC 3.125% 1/15/23	100	105
	P/P NATIONAL AUSTRAL 2.332% 8/21/30	250	254
	P/P NATWEST MARKETS 3.625% 9/29/22	215	227
	P/P NEW ENGLAND POWE 3.800% 12/05/47	50	59
	P/P NEW YORK LIFE GL 2.000% 4/13/21	35	35
	P/P NEW YORK LIFE GL 2.350% 7/14/26	111	119
	P/P NEW YORK LIFE GL 3.000% 1/10/28	81	90
	P/P NEW YORK LIFE IN 4.450% 5/15/69	90	121
	P/P NIAGARA MOHAWK 1.960% 6/27/30	250	258
	P/P NISSAN MOTOR CO 3.522% 9/17/25	510	546
	P/P NISSAN MOTOR CO 4.345% 9/17/27	200	221
	P/P NRG ENERGY INC 2.000% 12/02/25	200	207
	P/P NRG ENERGY INC 2.450% 12/02/27	225	237
	P/P NRG ENERGY INC 4.450% 6/15/29	155	180
	P/P NUCOR CORP 2.979% 12/15/55	50	52
	P/P NUTRITION & BIOS 1.832% 10/15/27	130	134
	P/P NUTRITION & BIOS 3.268% 11/15/40	150	161
	P/P NUTRITION & BIOS 3.468% 12/01/50	115	125

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P NY STATE ELECTRI 3.250% 12/01/26	87	97
P/P PARK AEROSPACE 4.500% 3/15/23	220	231
P/P PARK AEROSPACE 5.250% 8/15/22	610	640
P/P PARK AEROSPACE 5.500% 2/15/24	150	164
P/P PARKER-HANNIFIN 4.100% 3/01/47	42	52
P/P PENNSYLVANIA ELE 3.250% 3/15/28	26	28
P/P PENSKE TRUCK LEA 4.125% 8/01/23	350	380
P/P PRUDENTIAL INSUR 8.300% 7/01/25	300	389
P/P RELIANCE STAND 3.850% 9/19/23	230	246
P/P SANTANDER UK GRO 4.750% 9/15/25	200	226
P/P SCENTRE GROUP TR 3.250% 10/28/25	230	245
P/P SCENTRE GROUP TR 3.500% 2/12/25	200	214
P/P SCHLUMBERGER HLD 3.900% 5/17/28	216	244
P/P SES SA 3.600% 4/04/23	50	53
P/P SIEMENS FINANCIE 2.900% 5/27/22	250	258
P/P SKANDINAVISKA EN 3.050% 3/25/22	200	207
P/P SMITHFIELD FOODS 3.000% 10/15/30	400	423
P/P SMITHFIELD FOODS 5.200% 4/01/29	220	262
P/P SOCIETE GENERALE 2.625% 10/16/24	200	212
P/P SOCIETE GENERALE 3.000% 1/22/30	438	467
P/P SOCIETE GENERALE 3.875% 3/28/24	425	463
P/P SOUTHERN NATURAL 4.800% 3/15/47	35	41
P/P TEACHERS INSUR 4.270% 5/15/47	70	88
P/P TEACHERS INSUR 4.900% 9/15/44	40	54
P/P TENNESSEE GAS PI 2.900% 3/01/30	150	160
P/P TEXAS EASTERN TR 3.500% 1/15/28	33	36
P/P T-MOBILE USA INC 1.500% 2/15/26	370	379
P/P T-MOBILE USA INC 2.050% 2/15/28	655	681
P/P T-MOBILE USA INC 3.000% 2/15/41	420	435
P/P T-MOBILE USA INC 3.750% 4/15/27	590	672
P/P TRANSURBAN FINAN 2.450% 3/16/31	150	157
P/P UBS GROUP FUNDIN 3.491% 5/23/23	200	208
P/P UBS GROUP FUNDIN 4.125% 9/24/25	200	229
P/P UNICREDIT SPA 2.569% 9/22/26	350	357
P/P UNITED OVERSEAS 3.200% 4/23/21	200	202
P/P UNIVERSAL HEALTH 2.650% 10/15/30	180	187
P/P UPJOHN INC 2.300% 6/22/27	588	626
P/P VERIZON COMMUNIC 2.987% 10/30/56	419	422
P/P VOLKSWAGEN GROUP 1.625% 11/24/27	200	202

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P XSTRATA CANADA 4.950% 11/15/21	250	260
VR P/P AIB GROUP PLC 4.263% 4/10/25	250	273
VR P/P BNP PARIBAS 2.219% 6/09/26	545	570
VR P/P BNP PARIBAS 3.052% 1/13/31	395	431
VR P/P BPCE SA 1.652% 10/06/26	250	256
VR P/P CREDIT SUISSE 2.193% 6/05/26	250	261
VR P/P CREDIT SUISSE 2.593% 9/11/25	250	263
VR P/P CREDIT SUISSE 4.207% 6/12/24	250	271
VR P/P DIA-ICHI LIFE 4.000% 12/29/49	200	221
VR P/P MACQUARIE GRO 3.763% 11/28/28	175	194
VR P/P MACQUARIE GRO 5.033% 1/15/30	200	242
VR P/P NATIONAL AUST 3.933% 8/02/34	250	281
VR P/P PACIFIC LIFE 4.300% 10/24/67	177	201
VR P/P SCENTRE GROUP 4.750% 9/24/80	220	229
VR P/P SOCIETE GENER 1.488% 12/14/26	280	282
VR P/P STANDARD CHAR 2.744% 9/10/22	250	253
VR P/P STANDARD CHAR 2.819% 1/30/26	220	233
VR P/P STANDARD CHAR 4.247% 1/20/23	200	207
VR P/P STANDARD CHAR 4.305% 5/21/30	200	234
VR P/P SWISS RE FINA 5.000% 4/02/49	200	233
VR P/P UBS GROUP AG 1.364% 1/30/27	200	202
Total Private Placement Bonds		44,028

Total Other Investments		169,990

Total Investments, at Fair Value		6,217,827

Fully Benefit Responsive Investment Contracts
U.S. Government and Agency Obligations
FEDERAL HOME LOAN BANKS 0.5% 4/14/2025	10,000	10,064
FEDERAL HOME LOAN MORTGAG 0.375% 7/21/2025	18,850	18,849
FFCB 0.185% 6/17/2022	6,700	6,700
FGOLD 15YR 3.5% 10/01/2025	15	16
FGOLD 15YR 3.5% 9/01/2025	66	71
FGOLD 15YR 4% 2/01/2025	82	87
FGOLD 15YR 4% 7/01/2025	343	365
FGOLD 15YR 4% 8/01/2025	135	143
FGOLD 15YR 3% 1/01/2027	1,230	1,294
FGOLD 15YR 3% 1/01/2032	559	598

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FGOLD 15YR 3% 1/01/2033	466	490
FGOLD 15YR 3% 11/01/2025	252	266
FGOLD 15YR 3% 11/01/2026	228	240
FGOLD 15YR 3% 3/01/2027	1,081	1,137
FGOLD 15YR 3% 3/01/2033	936	983
FGOLD 15YR 3.5% 1/01/2034	1,009	1,071
FGOLD 15YR 3.5% 10/01/2025	747	792
FGOLD 15YR 3.5% 11/01/2025	35	37
FGOLD 15YR 3.5% 12/01/2025	546	580
FGOLD 15YR 3.5% 2/01/2026	34	36
FGOLD 15YR 3.5% 3/01/2026	41	44
FGOLD 15YR 3.5% 4/01/2021	2	2
FGOLD 15YR 3.5% 5/01/2026	24	25
FGOLD 15YR 3.5% 5/01/2032	1,432	1,534
FGOLD 15YR 3.5% 6/01/2026	458	486
FGOLD 15YR 3.5% 7/01/2026	547	580
FGOLD 15YR 3.5% 8/01/2026	422	448
FGOLD 15YR 3.5% 9/01/2026	47	50
FGOLD 15YR 4% 10/01/2025	11	12
FGOLD 15YR 4% 3/01/2026	40	43
FGOLD 15YR 4% 5/01/2026	276	293
FGOLD 15YR 4% 6/01/2024	62	66
FGOLD 15YR 4% 6/01/2025	20	22
FGOLD 15YR 4% 6/01/2026	993	1,057
FGOLD 15YR GIANT 3% 1/01/2027	314	330
FGOLD 15YR GIANT 3% 3/01/2031	862	907
FGOLD 15YR GIANT 3% 3/01/2032	1,099	1,178
FGOLD 15YR GIANT 3% 6/01/2027	326	343
FGOLD 15YR GIANT 3% 9/01/2030	516	543
FGOLD 15YR GIANT 3% 9/01/2031	466	491
FGOLD 15YR GIANT 3.5% 1/01/2027	434	460
FGOLD 15YR GIANT 3.5% 1/01/2030	250	269
FGOLD 15YR GIANT 3.5% 10/01/2029	24	26
FGOLD 15YR GIANT 3.5% 11/01/2025	100	107
FGOLD 15YR GIANT 3.5% 11/01/2029	349	374
FGOLD 15YR GIANT 3.5% 11/01/2033	374	397
FGOLD 15YR GIANT 3.5% 12/01/2033	407	432
FGOLD 15YR GIANT 3.5% 3/01/2030	195	209
FGOLD 15YR GIANT 3.5% 4/01/2026	104	110

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FGOLD 15YR GIANT 3.5% 4/01/2029	134	144
FGOLD 15YR GIANT 3.5% 4/01/2030	399	428
FGOLD 15YR GIANT 3.5% 5/01/2033	1,836	1,951
FGOLD 15YR GIANT 3.5% 6/01/2029	259	278
FGOLD 15YR GIANT 3.5% 7/01/2026	26	27
FGOLD 15YR GIANT 3.5% 7/01/2029	636	682
FGOLD 15YR GIANT 3.5% 8/01/2026	90	96
FGOLD 15YR GIANT 3.5% 8/01/2029	832	894
FGOLD 15YR GIANT 3.5% 8/01/2032	1,678	1,799
FGOLD 15YR GIANT 3.5% 9/01/2025	113	120
FGOLD 15YR GIANT 4% 10/01/2025	32	34
FGOLD 15YR GIANT 4% 12/01/2025	10	10
FGOLD 15YR GIANT 4% 5/01/2026	160	170
FGOLD 15YR GIANT 4% 6/01/2026	285	303
FHLB 2.25% 6/11/2021	12,800	12,920
FHLB 2.375% 3/14/2025	30,275	32,777
FHLB 2.75% 12/13/2024	1,600	1,751
FHLMC 0.375% 4/20/2023	26,525	26,656
FHLMC 0.375% 9/23/2025	8,550	8,537
FHLMC 15YR UMBS 2% 8/01/2035	13,658	14,278
FHLMC 15YR UMBS 3% 12/01/2034	1,895	1,998
FHLMC 15YR UMBS MIRROR 2.5% 11/01/2032	1,960	2,047
FHLMC 15YR UMBS MIRROR 2.5% 5/01/2033	2,250	2,349
FHLMC 15YR UMBS MIRROR 2.5% 7/01/2032	1,016	1,061
FHLMC 15YR UMBS MIRROR 3% 4/01/2034	975	1,023
FHLMC 15YR UMBS SUPER 2% 10/01/2035	12,054	12,601
FHLMC 15YR UMBS SUPER 2% 5/01/2035	3,667	3,833
FHLMC 15YR UMBS SUPER 2% 6/01/2035	2,778	2,904
FHLMC 15YR UMBS SUPER 2% 9/01/2035	11,851	12,388
FHLMC 15YR UMBS SUPER 2.5% 2/01/2035	8,574	8,937
FHLMC 15YR UMBS SUPER 2.5% 8/01/2034	2,818	2,938
FHLMC 15YR UMBS SUPER 3% 1/01/2034	567	594
FHLMC 5/1 HYBRID ARM 2.032% 12/01/2036	118	124
FHLMC REFERENCE NOTE 0.25% 8/24/2023	15,275	15,300
FHLMC REFERENCE NOTE 1.5% 2/12/2025	11,425	11,971
FHLMC_K014 3.871% 4/25/2021	2,805	2,814
FHLMC_K015 3.23% 7/25/2021	250	252
FHLMC_K016 2.9676% 10/25/2021	1,320	1,339
FHLMC_K018 2.789% 1/25/2022	1,974	2,015

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FHLMC_K019 2.272% 3/25/2022	2,674	2,727
FHLMC_K024 2.573% 9/25/2022	900	927
FHLMC_K025 2.682% 10/25/2022	2,020	2,089
FHLMC_K026 2.51% 11/25/2022	863	891
FHLMC_K027 2.637% 1/25/2023	475	493
FHLMC_K030 3.25% 4/25/2023	3,000	3,174
FHLMC_K031 3.3% 4/25/2023	7,400	7,865
FHLMC_K032 3.31% 5/25/2023	9,925	10,597
FHLMC_K039 2.683% 12/25/2023	2,686	2,772
FHLMC_K040 2.768% 4/25/2024	1,991	2,084
FHLMC_K043 2.532% 10/25/2023	814	840
FHLMC_K050 2.802% 1/25/2025	4,837	5,072
FHLMC_K715 2.856% 1/25/2021	413	413
FHLMC_K716 3.13% 6/25/2021	3,625	3,648
FHLMC_K720 2.716% 6/25/2022	1,425	1,462
FHLMC_K727 2.632% 10/25/2023	634	647
FHLMC_K736 1.895% 6/25/2025	2,439	2,513
FHMS_K728 2.741% 10/25/2023	1,014	1,040
FNMA 15YR 3.5% 1/01/2026	342	362
FNMA 15YR 3.5% 10/01/2025	179	191
FNMA 15YR 3.5% 11/01/2025	1,045	1,108
FNMA 15YR 3.5% 12/01/2025	177	187
FNMA 15YR 3.5% 12/01/2026	7	7
FNMA 15YR 3.5% 2/01/2026	356	378
FNMA 15YR 3.5% 3/01/2026	90	96
FNMA 15YR 3.5% 8/01/2026	122	130
FNMA 15YR 3.5% 9/01/2025	22	24
FNMA 15YR 3.5% 9/01/2026	4	4
FNMA 15YR 4% 1/01/2025	14	15
FNMA 15YR 4% 2/01/2025	1	1
FNMA 15YR 4% 4/01/2025	233	247
FNMA 15YR 4% 5/01/2025	143	152
FNMA 15YR 4% 6/01/2025	24	26
FNMA 15YR 4% 9/01/2024	122	129
FNMA 15YR 4% 9/01/2025	7	8
FNMA 15YR 4.5% 3/01/2023	9	10
FNMA 15YR 4.5% 7/01/2023	8	8
FNMA 15YR 5% 10/01/2024	44	46
FNMA 15YR 5% 2/01/2023	28	29

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 5% 3/01/2023	8	8
FNMA 15YR 5.5% 8/01/2023	10	11
FNMA 15YR 6% 4/01/2023	44	46
FNMA 0.625% 4/22/2025	11,850	11,987
FNMA 10/1 HYBRID ARM 1.999% 10/01/2034	11	12
FNMA 10/1 HYBRID ARM 2.09% 12/01/2033	4	4
FNMA 15YR 2.5% 2/01/2033	2,523	2,636
FNMA 15YR 3% 1/01/2032	886	932
FNMA 15YR 3% 1/01/2033	2,793	2,993
FNMA 15YR 3% 1/01/2034	2,432	2,550
FNMA 15YR 3% 10/01/2030	4,211	4,427
FNMA 15YR 3% 10/01/2033	2,159	2,264
FNMA 15YR 3% 11/01/2030	894	939
FNMA 15YR 3% 11/01/2031	1,247	1,311
FNMA 15YR 3% 11/01/2033	1,617	1,695
FNMA 15YR 3% 2/01/2030	765	804
FNMA 15YR 3% 2/01/2031	3,655	3,841
FNMA 15YR 3% 2/01/2032	909	954
FNMA 15YR 3% 2/01/2034	1,596	1,673
FNMA 15YR 3% 3/01/2031	632	665
FNMA 15YR 3% 3/01/2032	440	462
FNMA 15YR 3% 3/01/2033	697	731
FNMA 15YR 3% 4/01/2031	531	558
FNMA 15YR 3% 4/01/2032	4,159	4,374
FNMA 15YR 3% 5/01/2031	1,626	1,710
FNMA 15YR 3% 6/01/2034	653	685
FNMA 15YR 3% 7/01/2027	155	165
FNMA 15YR 3% 7/01/2030	223	234
FNMA 15YR 3% 7/01/2032	1,371	1,453
FNMA 15YR 3% 8/01/2031	659	694
FNMA 15YR 3% 9/01/2029	928	986
FNMA 15YR 3% 9/01/2031	1,100	1,155
FNMA 15YR 3% 9/01/2032	1,303	1,396
FNMA 15YR 3% 9/01/2033	1,123	1,177
FNMA 15YR 3.5% 1/01/2026	220	233
FNMA 15YR 3.5% 1/01/2027	756	802
FNMA 15YR 3.5% 1/01/2029	28	30
FNMA 15YR 3.5% 1/01/2030	1,026	1,095
FNMA 15YR 3.5% 1/01/2034	871	924

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3.5% 10/01/2026	780	828
FNMA 15YR 3.5% 10/01/2028	326	349
FNMA 15YR 3.5% 10/01/2029	62	66
FNMA 15YR 3.5% 11/01/2026	4	4
FNMA 15YR 3.5% 11/01/2027	17	19
FNMA 15YR 3.5% 11/01/2028	294	315
FNMA 15YR 3.5% 11/01/2029	243	259
FNMA 15YR 3.5% 11/01/2033	2,988	3,170
FNMA 15YR 3.5% 12/01/2025	299	318
FNMA 15YR 3.5% 12/01/2026	228	241
FNMA 15YR 3.5% 12/01/2028	198	211
FNMA 15YR 3.5% 12/01/2029	1,135	1,212
FNMA 15YR 3.5% 12/01/2032	1,150	1,240
FNMA 15YR 3.5% 2/01/2026	246	261
FNMA 15YR 3.5% 2/01/2027	42	45
FNMA 15YR 3.5% 2/01/2028	4	5
FNMA 15YR 3.5% 2/01/2029	858	920
FNMA 15YR 3.5% 2/01/2031	813	868
FNMA 15YR 3.5% 2/01/2032	2,103	2,255
FNMA 15YR 3.5% 2/01/2033	470	502
FNMA 15YR 3.5% 2/01/2034	874	926
FNMA 15YR 3.5% 3/01/2032	1,754	1,878
FNMA 15YR 3.5% 3/01/2033	1,281	1,362
FNMA 15YR 3.5% 4/01/2026	368	390
FNMA 15YR 3.5% 4/01/2027	95	102
FNMA 15YR 3.5% 4/01/2030	429	460
FNMA 15YR 3.5% 4/01/2033	418	444
FNMA 15YR 3.5% 4/01/2034	2,358	2,498
FNMA 15YR 3.5% 5/01/2027	151	162
FNMA 15YR 3.5% 5/01/2029	187	201
FNMA 15YR 3.5% 5/01/2033	80	86
FNMA 15YR 3.5% 6/01/2027	796	844
FNMA 15YR 3.5% 6/01/2029	342	367
FNMA 15YR 3.5% 6/01/2030	475	510
FNMA 15YR 3.5% 6/01/2032	863	925
FNMA 15YR 3.5% 6/01/2033	4,130	4,386
FNMA 15YR 3.5% 7/01/2029	1,336	1,431
FNMA 15YR 3.5% 7/01/2032	678	726
FNMA 15YR 3.5% 8/01/2026	126	135

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3.5% 8/01/2027	185	197
FNMA 15YR 3.5% 8/01/2029	848	910
FNMA 15YR 3.5% 8/01/2032	1,811	1,937
FNMA 15YR 3.5% 8/01/2033	894	948
FNMA 15YR 3.5% 9/01/2026	1,070	1,135
FNMA 15YR 3.5% 9/01/2028	644	683
FNMA 15YR 3.5% 9/01/2029	1,386	1,487
FNMA 15YR 3.5% 9/01/2033	948	1,006
FNMA 15YR 4% 1/01/2029	560	596
FNMA 15YR 4% 11/01/2026	149	159
FNMA 15YR 4% 5/01/2027	7	7
FNMA 15YR 4% 7/01/2025	32	34
FNMA 15YR 4% 8/01/2026	33	35
FNMA 15YR 4% 9/01/2025	11	11
FNMA 15YR 4.5% 5/01/2024	59	63
FNMA 15YR 4.5% 6/01/2026	54	57
FNMA 15YR 5% 2/01/2023	22	23
FNMA 15YR 5% 3/01/2023	1	1
FNMA 15YR 5% 4/01/2024	16	17
FNMA 15YR 5.5% 4/01/2021	3	3
FNMA 15YR UMBS 2% 7/01/2035	9,404	9,831
FNMA 15YR UMBS 2.5% 10/01/2034	4,603	4,800
FNMA 15YR UMBS 2.5% 12/01/2034	4,435	4,624
FNMA 15YR UMBS 2.5% 2/01/2035	9,358	9,756
FNMA 15YR UMBS 2.5% 5/01/2035	2,484	2,590
FNMA 15YR UMBS 2.5% 8/01/2034	8,548	8,913
FNMA 15YR UMBS 3% 7/01/2034	2,563	2,687
FNMA 15YR UMBS SUPER 2% 7/01/2035	3,937	4,114
FNMA 15YR UMBS SUPER 2% 8/01/2035	5,963	6,232
FNMA 15YR UMBS SUPER 2% 9/01/2035	12,131	12,678
FNMA 2.5% 4/13/2021	5,025	5,058
FNMA 2.625% 9/06/2024	22,050	23,991
FNMA 2.875% 9/12/2023	19,575	20,990
FNMA 6M LIBOR ARM 1.665% 12/01/2032	79	79
FNMA 6M LIBOR ARM 1.79% 11/01/2032	28	28
FNMA 6M LIBOR ARM 1.792% 9/01/2035	180	184
FNMA 6M LIBOR ARM 1.893% 4/01/2035	79	80
FNMA 6M LIBOR ARM 2.031% 3/01/2034	102	105
FNMA 7/1 HYBRID ARM 1.995% 3/01/2036	30	32

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	FNMA 7/1 HYBRID ARM 2.015% 1/01/2034	40	41
	FNMA 7/1 HYBRID ARM 2.044% 1/01/2036	4	5
	FNMA BENCHMARK NOTE 0.375% 8/25/2025	12,500	12,485
	FNMA BENCHMARK NOTE 0.5% 11/07/2025	400	402
	FNMA BENCHMARK NOTE 2% 1/05/2022	2,150	2,191
	FNMA_03-W11 3.174% 6/25/2033	1	1
	TREASURY NOTE 1.625% 5/31/2023	88,100	91,232
	TREASURY NOTE 2.875% 7/31/2025	27,000	30,137
	UMBS 15YR TBA(REG B) 2% 1/19/2036	19,425	20,308
	Total U.S. Government and Agency Obligations		669,832

	Common/Collective Trusts
*	COLUMBIA TRUST GOV MONEY	25,468	25,468
	Total Common/Collective Trusts		25,468

	Pooled Separate Accounts
*	MET LIFE SEPARATE ACCOUNT CONTRACT	538	61,402
	Total Pooled Separate Accounts		61,402

	Wrapper Contracts
	AMERICAN UNITED LIFE - S00016, 2.440%		16
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		36
	LINCOLN NATIONAL LIFE		5
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		5
	PRUDENTIAL GA63690		31
	Total Wrapper Contracts		93

	Total Fully Benefit Responsive Investment Contracts, at Fair Value		756,795

	Adjustment from Fair Value to Contract Value
	AMERICAN UNITED LIFE - S00016, 2.440%		(1,160)
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		(3,014)
	LINCOLN NATIONAL LIFE		(1,695)
*	MET LIFE - #28972, MATURES 12/31/50, 3.98%		(1,524)
*	Met LIFE (SA)- #32745		(1,538)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		(3,635)
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		(1,817)
	PRUDENTIAL GA63690		(1,239)

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2020

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
RBC I - #10903, MATURES 12/31/50, 4.02%		(2,343)
Total Adjustments		(17,965)

Total Fully Benefit Responsive Investment Contracts, at Contract Value		738,830

TOTAL INVESTMENTS		6,956,657

Loan to Participants
Various Loans - 3.25% through 9.50% due through November 2050		69,734
Loans to Participants Total		69,734

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2020

	(a) & (b) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount	(d) Proceeds of dispositions
		(in thousands)	(in thousands)
	CORPORATE DEBT INSTRUMENTS
	AERCAP IRELAND CAP/G 6.500% 7/15/25	150	165
	AERCAP IRELAND CAP/G 4.625% 10/15/27	310	310
	ALPHABET INC 2.050% 8/15/50	480	461
	AMAZON.COM INC 2.700% 6/3/60	90	95
	AMAZON.COM INC 2.500% 6/3/50	100	105
	ANHEUSER-BUSCH INBEV 3.500% 6/1/30	235	268
	APPLE INC 2.550% 8/20/60	230	235
	BANK OF NOVA SCOTIA 1.625% 5/1/23	590	605
	BECTON DICKINSON AND 4.669% 6/6/47	200	216
	DUKE ENERGY CAROLINA 3.200% 8/15/49	75	77
	DUPONT DE NEMOURS IN 2.169% 5/1/23	185	189
	ELI LILLY & CO 2.500% 9/15/60	270	267
	ENTERPRISE PRODUCTS 3.950% 1/31/60	95	94
	ENTERPRISE PRODUCTS 3.700% 1/31/51	150	152
	FIRSTENERGY CORP 2.650% 3/1/30	385	385
	FIRSTENERGY CORP 3.400% 3/1/50	360	339
	HOME DEPOT INC 3.125% 12/15/49	310	350
	MEDTRONIC INC 4.625% 3/15/45	23	32
	MERCK & CO INC 2.450% 6/24/50	200	202
	MICROSOFT CORP 2.675% 6/1/60	189	204
	MICROSOFT CORP 2.525% 6/1/50	50	53
	MITSUBISHI UFJ FIN 2.193% 2/25/25	200	188
	MONDELEZ INTERNATION 2.750% 4/13/30	157	172
	QUALCOMM INC 2.150% 5/20/30	470	496
	TJX COS INC 3.875% 4/15/30	110	131
	UNITEDHEALTH GROUP 2.000% 5/15/30	200	211
*	VR WELLS FARGO & COM 2.188% 4/30/26	185	193
	WESTPAC BANKING CORP 2.963% 11/16/40	180	193

	PRIVATE PLACEMENT BONDS
	P/P ANZ NEW ZEALAND 2.550% 2/13/30	420	392
	P/P DEUTSCHE TELEKOM 3.625% 1/21/50	259	297
	P/P RELIANCE STAND 2.750% 1/21/27	150	147
	P/P T-MOBILE USA INC 3.500% 4/15/25	370	409
	P/P T-MOBILE USA INC 3.875% 4/15/30	1100	1095
	P/P T-MOBILE USA INC 4.375% 4/15/40	125	123

*    Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 23, 2021	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23.1	Consent of Independent Registered Public Accounting Firm –McConnell & Jones LLP	Electronically filed herewith
23.2	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	Electronically filed herewith

E-1